Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

[redacted]

07028266

Brambles

1 November 2ι

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RECEIVED
NOV 0 7 2007
185

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
NOV 3 0 2007
THOMSON
FINANCIAL

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{CW 00029490}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

28 September 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rules 3.19A.2, we attach Change of Director's Interest Notices detailing the changes in interests in the securities of Brambles Limited for Mr M F Ihlein.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{SLM 00029274}

No. of securities held after change	531,470 ordinary shares held by Mr M F Ihlein 115,000 ordinary shares held by the Ihlein Family Super Fund Performance share rights over 602,526 BXB shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Performance share rights granted in accordance with the terms and conditions of the Brambles 2006 Performance Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

2 October 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 133,976 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029281}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	133,976
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (*in the case of a trust*, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	66,988 @ $7.08 per share 66,988 @ $5.44 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,420,330,645	Ordinary fully paid shares

{SLM 00029281}

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,676,102	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{SLM 00029281}

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they *participate* for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: *In the case of restricted securities, end of restriction period* (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 October 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

3 October 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 2,876 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029287}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,876
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029287}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,876 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	*Issued pursuant to the terms of the* various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,420,333,521	Ordinary fully paid shares

{SLM 00029287}

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,673,226	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

{SLM 00029287}

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, *distribution) or interest payment* • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period *(if issued upon conversion of* another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 October 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

3 October 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 47,460 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029291}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	47,460
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029291}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	47,460 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,420,380,981	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,625,766	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +*securities*? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 October 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

5 October 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 22,806 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029300}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,806
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	22,806 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 October 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,420,403,787	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,602,960	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{SLM 00029300}

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 October 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

5 October 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 154,468 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029312}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	154,468
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029312}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,572 @ $4.74 per share 131,948 @ $5.63 per share 17,948 @ $8.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,420,558,255	Ordinary fully paid shares

{SLM 00029312}

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,448,492	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{SLM 00029312}

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{SLM 00029312}

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

{SLM 00029312}

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 October 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

15 October 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 13,949 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,949
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	13,949 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,420,572,204	Ordinary fully paid shares

{OWB 00012195}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,399,273	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{OWB 00012195}

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

{OWB 00012195}

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Company secretary) Date: 15 October 2007

Print name: Craig van der Laan de Vries

== == == == ==

{OWB 00012195}

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

17 October 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

APPOINTMENT OF MR GRAHAM KRAEHE AO AS DEPUTY CHAIRMAN

We wish to advise that the Board of Directors of Brambles Limited has appointed Mr Graham Kraehe AO as Deputy Chairman of the Board.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{CLV CLV0633}

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 October 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 85,154 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029419}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	85,154
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029419}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,616 @ $4.74 per share 76,670 @ $5.63 per share 1,740 @ $6.09 per share 5,128 @ $8.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 October 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,420,657,358	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,314,119	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{SLM 00029419}

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{SLM 00029419}

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

{SLM 00029419}

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 October 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{SLM 00029419}

+ See chapter 19 for defined terms.

19 October 2007

Brambles Limited

Annual Information Update for the period 4 October 2006 to 18 October 2007 inclusive

As required by Prospectus Rule 5.2, all information which has been made available to the public by Brambles* over the previous 12 months in the United Kingdom (being Brambles Limited's Home State for the purpose of the EU Prospectus Directive) and in other countries which is required to be disclosed pursuant to this Rule is outlined in this update. The information referred to in this update has been given in summary form only. Full copies of all documents can be obtained from the sources specified in this update.

* As at 4 October 2006, the Brambles group of companies operated under a dual-listed companies structure. Brambles Industries plc ("BIP") was listed on the London Stock Exchange and Brambles Industries Limited ("BIL") was listed on the Australian Stock Exchange (since renamed as the Australian Securities Exchange). During the period covered by this update, separate schemes of arrangement between BIP and its shareholders and BIL and its shareholders were completed. The effect of the schemes was to unify the dual-listed companies structure under a new single holding company ("Unification"), Brambles Limited ("Brambles"). Brambles now has a primary listing on the Australian Securities Exchange and a secondary listing on the London Stock Exchange, where trading in ordinary shares is settled via CREST Depositary Interests. The items of information disclosed during the period covered by this update were made available to the public by BIP and BIL prior to the Unification and by Brambles since the Unification.

The appendices to this update contain the following information:

Appendix 1 - Announcements made via a Regulatory Information Service.

Copies of these announcements may be viewed and downloaded from the London Stock Exchange website at http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/ or from Brambles' website at http://www.brambles.com/BXB/content/investors_lse.html.

Appendix 2 - Announcements made to the Australian Securities Exchange.

Copies of these announcements may be viewed and downloaded from the Australian Securities Exchange website at http://www.asx.com.au/asx/statistics/announcementSearch.do or from Brambles' website at http://www.brambles.com/BXB/content/investors_asx.html.

Companies House

Brambles and BIP have submitted filings to Companies House in relation to:

- resolutions, forms and documents in connection with the Unification, concerning a scheme of arrangement, reduction of capital, variation of share rights, authority to allot shares and change to BIP's articles
- redemption of shares
- appointment and resignation of directors
- Annual Report 2007

The documents were filed with the Registrar of Companies at Companies House and can be obtained through the Companies House Direct service at www.direct.companieshouse.gov.uk.

Australian Securities and Investments Commission ("ASIC")

Brambles and BIL have submitted filings to ASIC in relation to:

- allotment of shares
- buy-back of shares
- the giving of financial assistance to Brambles by BIL in connection with the Unification, with a copy of the associated Information Memorandum
- the location of company books maintained on computer
- appointment and resignation of directors (or changes in their particulars)
- annual company statement, confirming company details

The documents were filed with the Registrar of Companies at Companies House and can be obtained through one of the ASIC information brokers listed on the ASIC website at http://www.asic.gov.au/asic/asic.nsf/byheadline/Information+brokers?opendocument.

Securities and Exchange Commission ("SEC")

Brambles has also filed hard copies of the announcements listed in Appendix 2 to this update, the Annual Information Update announcement released on 3 October 2006 (included in Appendix 1), the ASIC filings and the Companies House filings with the SEC in the USA, pursuant to Rule 12g3-2b of the Securities Exchange Act 1934. Bulk filings were made with the SEC on 31 October 2006, 29 December 2006, 11 February 2007, 1 March 2007, 2 April 2007, 1 May 2007, 1 June 2007, 2 July 2007, 2 August 2007, 3 September 2007, 28 September 2007 and 10 October 2007.

Documents sent to Shareholders

The following documents were posted to shareholders during the period covered by this update:

28 September 2007	CDI holder Question Form for AGM (distributed to Brambles CDI holders)
28 September 2007	Shareholder Question Form for AGM (distributed to Brambles shareholders)
28 September 2007	Letter concerning Annual Report election for CDI holders (distributed to Brambles CDI holders)
28 September 2007	Letter concerning Annual Report election for shareholders (distributed to Brambles shareholders)
28 September 2007	Voting Instructions Form (distributed to Brambles CDI holders)
28 September 2007	Proxy Form (distributed to Brambles shareholders)
28 September 2007	Notice of Annual General Meeting 2007 (distributed to Brambles shareholders and CDI holders)
28 September 2007	Annual Report 2007 (distributed to Brambles shareholders and CDI holders)
19 October 2006	BIL Cash Alternative Booklet (distributed to BIL shareholders)
19 October 2006	BIP Cash Alternative Booklet (distributed to BIP shareholders)
13 September 2006	Information Memorandum (distributed to BIP and BIL shareholders)

Copies of these documents are available from the Company Secretary, Brambles Limited, Level 40, Gateway, 1 Macquarie Place, Sydney, NSW 2000, Australia.

Craig van der Laan de Vries
Company Secretary

Appendix 1 - Announcements made via a Regulatory Information Service

Announcements released by Brambles:

07:00 18-Oct-07	Issue of Shares
07:00 17-Oct-07	Directorate Change
11:33 15-Oct-07	Issue of Shares
07:08 05-Oct-07	Issue of Shares
07:03 05-Oct-07	Issue of Shares
08:35 03-Oct-07	Issue of Shares
07:00 03-Oct-07	Issue of Shares
07:00 02-Oct-07	Issue of Shares
12:31 28-Sep-07	Issue of Shares
12:11 28-Sep-07	Director/PDMR Shareholding
10:18 28-Sep-07	Director/PDMR Shrhldg-Amend
07:00 28-Sep-07	Grant of Share Rights
07:53 26-Sep-07	Issue of Shares
07:00 25-Sep-07	Issue of Shares
08:11 21-Sep-07	Transaction in Own Shares
07:59 21-Sep-07	Remuneration New CFO
07:42 21-Sep-07	Annual Report and Accounts
07:20 21-Sep-07	Issue of Shares
10:09 20-Sep-07	Issue of Shares
07:00 19-Sep-07	Issue of Shares
08:17 18-Sep-07	Issue of Shares
08:29 17-Sep-07	Issue of Shares
07:00 14-Sep-07	Issue of Shares
07:07 13-Sep-07	Director/PDMR Shareholding
10:31 12-Sep-07	Director/PDMR Shareholding
07:30 12-Sep-07	Issue of Shares
07:00 12-Sep-07	Brambles appoints CFO
07:00 11-Sep-07	Issue of Shares
07:00 06-Sep-07	Issue of Shares
07:00 03-Sep-07	Issue of Shares
07:00 31-Aug-07	Issue of Shares
07:00 30-Aug-07	Director/PDMR Shareholding
07:00 30-Aug-07	Issue of Shares
08:29 29-Aug-07	Issue of Shares
07:00 29-Aug-07	Holding(s) in Company
07:01 28-Aug-07	Holding(s) in Company
07:00 28-Aug-07	Holding(s) in Company
07:00 24-Aug-07	Holding(s) in Company
07:00 23-Aug-07	Holding(s) in Company

11:33 22-Aug-07	Final Results - Part 3a of 4
11:16 22-Aug-07	Final Results - Part 4 of 4
11:16 22-Aug-07	Final Results - Part 3 of 4
11:15 22-Aug-07	Final Results - Part 2 of 4
09:05 22-Aug-07	Final Results - Part 1 /4
07:00 22-Aug-07	Analyst Presentation, Sydney
07:00 22-Aug-07	Holding(s) in Company
07:00 21-Aug-07	Holding(s) in Company
07:00 21-Aug-07	Issue of Shares
07:00 20-Aug-07	Holding(s) in Company
07:00 17-Aug-07	Holding(s) in Company
09:41 16-Aug-07	Issue of Shares
07:09 16-Aug-07	Holding(s) in Company
07:05 16-Aug-07	Holding(s) in Company
07:00 13-Aug-07	Issue of Shares
07:00 13-Aug-07	Issue of Shares
07:00 08-Aug-07	Holding(s) in Company
07:00 08-Aug-07	Holding(s) in Company
08:15 02-Aug-07	Issue of Shares
07:00 02-Aug-07	Presentation to Analysts
07:00 02-Aug-07	Plans to Accelerate Growth
07:00 01-Aug-07	Analyst presentation 2 Aug 07
07:00 30-Jul-07	Issue of Shares
07:00 17-Jul-07	Issue of Shares
07:06 13-Jul-07	Issue of Shares
07:00 09-Jul-07	Issue of Shares
07:00 06-Jul-07	Director/PDMR Shareholding
07:00 02-Jul-07	Change of CEO
07:00 28-Jun-07	Issue of Shares
07:00 28-Jun-07	Director/PDMR Shareholding
07:00 27-Jun-07	Transaction in Own Shares
07:57 25-Jun-07	Director/PDMR Shareholding
09:19 22-Jun-07	Issue of Shares
07:00 21-Jun-07	Trading Statement
07:00 20-Jun-07	Transaction in Own Shares
07:00 20-Jun-07	Transaction in Own Shares
10:47 19-Jun-07	Issue of Shares
07:00 19-Jun-07	Transaction in Own Shares
07:00 18-Jun-07	Transaction in Own Shares
07:00 15-Jun-07	Transaction in Own Shares
10:09 14-Jun-07	Issue of Shares
07:00 14-Jun-07	Transaction in Own Shares

07:00 14-Jun-07	Transaction in Own Shares
07:00 13-Jun-07	Transaction in Own Shares
07:00 12-Jun-07	Transaction in Own Shares
07:00 08-Jun-07	Transaction in Own Shares
07:00 07-Jun-07	Issue of Shares
07:00 07-Jun-07	Transaction in Own Shares
07:00 06-Jun-07	Transaction in Own Shares
07:00 05-Jun-07	Issue of Shares
07:00 05-Jun-07	Transaction in Own Shares
07:00 04-Jun-07	Transaction in Own Shares
07:00 01-Jun-07	Issue of Shares
07:00 01-Jun-07	Transaction in Own Shares
07:00 31-May-07	Transaction in Own Shares
07:00 30-May-07	Transaction in Own Shares
07:00 29-May-07	Transaction in Own Shares
07:00 29-May-07	Issue of Shares
07:00 29-May-07	Transaction in Own Shares
07:00 29-May-07	Director/PDMR Shareholding
07:00 25-May-07	Issue of Shares
08:16 24-May-07	Transaction in Own Shares
07:00 24-May-07	Transaction in Own Shares
07:00 23-May-07	Transaction in Own Shares
09:57 22-May-07	Issue of Shares
07:00 22-May-07	Transaction in Own Shares
07:00 21-May-07	Transaction in Own Shares
08:16 18-May-07	Issue of Shares
07:00 18-May-07	Transaction in Own Shares
07:00 17-May-07	Holding(s) in Company
07:00 17-May-07	Transaction in Own Shares
07:14 16-May-07	Holding(s) in Company
07:00 16-May-07	Transaction in Own Shares
07:00 15-May-07	Presentations to Analysts
07:00 15-May-07	Transaction in Own Shares
07:00 14-May-07	Transaction in Own Shares
07:00 14-May-07	Issue of Shares
07:00 11-May-07	Transaction in Own Shares
07:00 10-May-07	Transaction in Own Shares
07:00 09-May-07	Transaction in Own Shares
07:00 08-May-07	Transaction in Own Shares
07:00 08-May-07	Transaction in Own Shares
07:00 04-May-07	Issue of Shares
07:00 04-May-07	Transaction in Own Shares

07:00 03-May-07	Transaction in Own Shares
08:48 02-May-07	Issue of Shares
08:02 02-May-07	Transaction in Own Shares
07:00 02-May-07	Transaction in Own Shares
07:09 30-Apr-07	Appointment of CEO
07:00 30-Apr-07	Transaction in Own Shares
07:00 27-Apr-07	Issue of Equity
07:00 27-Apr-07	Transaction in Own Shares
08:43 26-Apr-07	Issue of Shares
07:00 26-Apr-07	Transaction in Own Shares
07:00 24-Apr-07	Transaction in Own Shares
07:00 20-Apr-07	Transaction in Own Shares
10:25 19-Apr-07	Issue of Equity
10:16 19-Apr-07	Director/PDMR Shareholding
07:00 19-Apr-07	Transaction in Own Shares
07:00 18-Apr-07	Transaction in Own Shares
07:00 17-Apr-07	Transaction in Own Shares
08:04 16-Apr-07	Issue of Equity
08:02 16-Apr-07	Issue of Equity
07:00 16-Apr-07	Transaction in Own Shares
07:00 13-Apr-07	Transaction in Own Shares
09:19 12-Apr-07	Transaction in Own Shares
07:00 11-Apr-07	Issue of Shares
07:00 11-Apr-07	Transaction in Own Shares
07:00 10-Apr-07	Transaction in Own Shares
07:00 10-Apr-07	Transaction in Own Shares

05/04/2007 07:00	Transaction in Own Shares
04/04/2007 07:00	Transaction in Own Shares
03/04/2007 07:00	Recall Management Change
03/04/2007 07:00	Transaction in Own Shares
03/04/2007 07:00	Issue of Shares
02/04/2007 07:00	Transaction in Own Shares
30/03/2007 07:00	Transaction in Own Shares
29/03/2007 07:00	Issue of Shares
29/03/2007 07:00	Transaction in Own Shares
28/03/2007 07:00	Transaction in Own Shares
27/03/2007 07:00	Transaction in Own Shares
26/03/2007 07:00	Director/PDMR Shareholding
26/03/2007 07:00	Transaction in Own Shares
23/03/2007 07:00	Transaction in Own Shares
23/03/2007 07:00	Transaction in Own Shares
23/03/2007 07:00	Transaction in Own Shares
22/03/2007 07:00	Transaction in Own Shares

22/03/2007 07:00	Issue of Shares
21/03/2007 07:00	Transaction in Own Shares
20/03/2007 07:00	Transaction in Own Shares
20/03/2007 07:00	Transaction in Own Shares
19/03/2007 07:00	Transaction in Own Shares
19/03/2007 07:00	Issue of Shares
19/03/2007 07:00	Issue of Shares
16/03/2007 07:00	Re Management Changes
16/03/2007 07:00	Transaction in Own Shares
15/03/2007 07:00	Transaction in Own Shares
14/03/2007 07:00	Transaction in Own Shares
13/03/2007 07:00	Issue of Shares
13/03/2007 07:00	Transaction in Own Shares
12/03/2007 07:00	Transaction in Own Shares
09/03/2007 07:00	Transaction in Own Shares
08/03/2007 07:00	Issue of Shares
08/03/2007 07:00	Transaction in Own Shares
08/03/2007 07:00	Issue of Shares
07/03/2007 07:00	Transaction in Own Shares
06/03/2007 07:00	Statement re Presentation
06/03/2007 07:00	Transaction in Own Shares
05/03/2007 07:00	Transaction in Own Shares
02/03/2007 07:00	Transaction in Own Shares
01/03/2007 07:00	Director/PDMR Shareholding
01/03/2007 07:00	Transaction in Own Shares
28/02/2007 07:00	Issue of Shares
28/02/2007 07:00	Transaction in Own Shares
27/02/2007 07:00	Transaction in Own Shares
26/02/2007 07:00	Transaction in Own Shares
23/02/2007 07:00	Transaction in Own Shares
21/02/2007 07:00	Issue of Shares
21/02/2007 07:00	Interim Results
21/02/2007 07:00	Directorate Change
16/02/2007 07:36	Disposal
14/02/2007 07:00	Issue of Shares
12/02/2007 07:00	Issue of Shares
07/02/2007 07:00	Issue of Shares
05/02/2007 07:34	Holding(s) in Company
05/02/2007 07:00	Issue of Shares
05/02/2007 07:00	Issue of Shares
31/01/2007 07:00	Performance Share Rights
30/01/2007 07:00	Performance Share Rights
25/01/2007 07:00	Issue of Shares
24/01/2007 07:00	Holding(s) in Company
23/01/2007 07:00	Issue of Shares

22/01/2007 07:00	Issue of Shares
11/01/2007 07:00	Holding(s) in Company
11/01/2007 07:00	Transaction in Own Shares
02/01/2007 07:00	Director/PDMR Shareholding
02/01/2007 07:00	Holding(s) in Company
02/01/2007 07:00	Changes to Board & Committees
28/12/2006 07:00	Issue of Shares
22/12/2006 07:00	Transaction in Own Shares
21/12/2006 07:00	Transaction in Own Shares
20/12/2006 07:07	Transaction in Own Shares
20/12/2006 07:00	Issue of Shares
19/12/2006 07:00	Transaction in Own Shares
19/12/2006 07:00	Holding(s) in Company
18/12/2006 07:00	Issue of Shares
18/12/2006 07:00	Issue of Shares
18/12/2006 07:00	Holding(s) in Company
18/12/2006 07:00	Transaction in Own Shares
15/12/2006 07:00	Transaction in Own Shares
14/12/2006 07:00	Issue of Shares
14/12/2006 07:00	Transaction in Own Shares
13/12/2006 07:00	Transaction in Own Shares
12/12/2006 07:00	Transaction in Own Shares
11/12/2006 07:00	Issue of Shares
11/12/2006 07:00	Transaction in Own Shares
08/12/2006 17:56	Holding(s) in Company
08/12/2006 17:54	Holding(s) in Company
07/12/2006 07:00	Transaction in Own Shares
07/12/2006 07:00	Director/PDMR Shareholding
06/12/2006 07:12	Transaction in Own Shares
04/12/2006 14:47	Completion of Unification
04/12/2006 07:00	Director/PDMR Shareholding

Announcements released by BIP:

12:28 01-Dec-06	Director/PDMR Shareholding
07:00 01-Dec-06	On-market Share buy-back
15:28 30-Nov-06	Holding(s) in Company
15:28 30-Nov-06	Holding(s) in Company
15:28 30-Nov-06	Holding(s) in Company
17:30 28-Nov-06	Holding(s) in Company
17:27 28-Nov-06	Holding(s) in Company
17:24 28-Nov-06	Holding(s) in Company
10:49 27-Nov-06	Holding(s) in Company
10:45 27-Nov-06	Holding(s) in Company

07:00 24-Nov-06	Lodgement of Court orders
07:00 24-Nov-06	Scheme of arrangement
17:10 23-Nov-06	Holding(s) in Company
16:27 23-Nov-06	FSA - Lodgement of Documents
17:46 22-Nov-06	Holding(s) in Company
17:27 21-Nov-06	Holding(s) in Company
17:51 20-Nov-06	Holding(s) in Company
14:29 20-Nov-06	Holding(s) in Company
09:10 20-Nov-06	Cash Alternative US$296m
17:09 17-Nov-06	Holding(s) in Company
16:49 17-Nov-06	Director/PDMR Shareholding
15:44 16-Nov-06	Holding(s) in Company
15:37 16-Nov-06	Holding(s) in Company
15:20 16-Nov-06	Holding(s) in Company
13:00 14-Nov-06	Holding(s) in Company
10:24 13-Nov-06	Director/PDMR Shareholding
07:18 09-Nov-06	FIRB Approval
07:17 09-Nov-06	Result of AGM/EGM
16:03 08-Nov-06	Holding(s) in Company
16:13 07-Nov-06	Holding(s) in Company
14:34 06-Nov-06	Holding(s) in Company
14:32 06-Nov-06	Holding(s) in Company
11:16 03-Nov-06	Holding(s) in Company
17:05 02-Nov-06	Holding(s) in Company
14:55 02-Nov-06	Holding(s) in Company
10:02 01-Nov-06	AGM Statement
08:02 01-Nov-06	Trading Statement
16:26 25-Oct-06	Holding(s) in Company
16:20 25-Oct-06	Holding(s) in Company
17:21 24-Oct-06	Holding(s) in Company
17:18 24-Oct-06	Holding(s) in Company
17:16 24-Oct-06	Holding(s) in Company
08:11 19-Oct-06	Cash Alternative Booklet
16:19 18-Oct-06	Holding(s) in Company
16:17 18-Oct-06	Blocklisting Interim Review
08:08 18-Oct-06	Brambles: Cleanaway Asia Sale
14:55 17-Oct-06	Holding(s) in Company
14:41 17-Oct-06	Holding(s) in Company
15:19 16-Oct-06	Holding(s) in Company
15:19 16-Oct-06	Holding(s) in Company
17:57 12-Oct-06	Holding(s) in Company
17:52 12-Oct-06	Holding(s) in Company

16:17 10-Oct-06	Holding(s) in Company
16:16 10-Oct-06	Holding(s) in Company
16:13 10-Oct-06	Holding(s) in Company
16:09 10-Oct-06	Director/PDMR Shareholding
10:27 09-Oct-06	Director/PDMR Shareholding
10:18 06-Oct-06	Holding(s) in Company
16:36 05-Oct-06	Holding(s) in Company
16:31 05-Oct-06	Holding(s) in Company
11:27 04-Oct-06	Additional Listing
16:16 03-Oct-06	Annual Information Update

Appendix 2 - Announcements made to the Australian Securities Exchange

Announcements released by Brambles:

18/10/2007	Appendix 3B
17/10/2007	Appointment of Mr Graham Kraehe AO as Deputy Chairman
15/10/2007	Appendix 3B
05/10/2007	Appendix 3B
05/10/2007	Appendix 3B
03/10/2007	Appendix 3B
03/10/2007	Appendix 3B
02/10/2007	Appendix 3B
28/09/2007	Correction - Notification of PDMR Transaction
28/09/2007	Change of Director`s Interest Notice
28/09/2007	Notification of PDMR Transaction
28/09/2007	Appendix 3B
28/09/2007	Annual Grant of Performance Share Rights
26/09/2007	Appendix 3B
25/09/2007	Appendix 3B
21/09/2007	Remuneration Arrangements for New Chief Financial Officer
21/09/2007	Announcement of buy-back - Appendix 3C
21/09/2007	Notice of Annual General Meeting/Proxy Form
21/09/2007	Annual Report to shareholders
21/09/2007	Appendix 3B - Correction
21/09/2007	Appendix 3B
20/09/2007	Appendix 3B
19/09/2007	Appendix 3B
18/09/2007	Appendix 3B
17/09/2007	Appendix 3B
14/09/2007	Appendix 3B
13/09/2007	Change of Director`s Interest Notice
12/09/2007	PDMR Notification
12/09/2007	Appendix 3B
12/09/2007	Brambles Appoints Chief Financial Officer
11/09/2007	Appendix 3B
06/09/2007	Appendix 3B
03/09/2007	Appendix 3B
31/08/2007	Appendix 3B
30/08/2007	PDMR Notification

30/08/2007	Appendix 3B
29/08/2007	Appendix 3B
29/08/2007	Asciano Group - Interests in Brambles Shares
28/08/2007	Asciano Group - Interests in Brambles Shares
27/08/2007	Asciano Group - Interests in Brambles Shares
24/08/2007	Asciano Group - Interests in Brambles Shares
23/08/2007	Asciano Group - Interests in Brambles Shares
22/08/2007	Copies of Slides for Analysts` Briefing, Sydney
22/08/2007	Asciano Group - Interests in Brambles Shares
22/08/2007	Brambles delivers another year of excellent results in 2007
21/08/2007	Appendix 3B
21/08/2007	Asciano Group - Interests in Brambles Shares
20/08/2007	Asciano Group - Interests in Brambles Shares
17/08/2007	Asciano Group - Interests in Brambles Shares
16/08/2007	Appendix 3B
16/08/2007	Asciano Group - Interests in Brambles Shares
13/08/2007	Appendix 3B
13/08/2007	Appendix 3B
08/08/2007	Identification of Toll Holdings Ltd as owning 5.1M BXB share
08/08/2007	Asciano Group confirms relevant interest in Brambles shares
02/08/2007	Appendix 3B
02/08/2007	Presentation to Analysts
02/08/2007	Outlines Plans to Accelerate Growth
01/08/2007	Analysts presentation to be held 2 August 2007
30/07/2007	Appendix 3B
17/07/2007	Appendix 3B
13/07/2007	Appendix 3B
09/07/2007	Appendix 3B
06/07/2007	Change of Director's Interest Notice
02/07/2007	Change of Chief Executive Officer
28/06/2007	Appendix 3B
28/06/2007	Change of Director's Interest Notice
27/06/2007	Lodgement of Change to Company Details - Form 484
25/06/2007	Change of Director's Interest Notice
22/06/2007	Appendix 3B
21/06/2007	Reaffirms positive outlook for full year ending 30/06/07
20/06/2007	Final Share Buy-Back Notice
20/06/2007	Daily Share Buy-Back Notice
20/06/2007	Appendix 3B
19/06/2007	Daily Share Buy-Back Notice
18/06/2007	Daily Share Buy-Back Notice
15/06/2007	Daily Share Buy-Back Notice
14/06/2007	Appendix 3B - Exercise of Options & Awards
14/06/2007	Lodgement of Change of Company Details
14/06/2007	Daily Share Buy-Back Notice
13/06/2007	Daily Share Buy-Back Notice
12/06/2007	Daily Share Buy-Back Notice
08/06/2007	Daily Share Buy-Back Notice
07/06/2007	Appendix 3B
07/06/2007	Daily Share Buy-Back Notice
06/06/2007	Daily Share Buy-Back Notice
05/06/2007	Appendix 3B

05/06/2007	Daily Share Buy-Back Notice
04/06/2007	On-Market Share Buy-Back Notice
01/06/2007	Appendix 3B Listing Application 1 June 2007
01/06/2007	Daily Share Buy-Back Notice
31/05/2007	Daily Share Buy-Back Notice
30/05/2007	Daily Share Buy-Back Notice
29/05/2007	Daily Share Buy-Back Notice
28/05/2007	Appendix 3B Listing Application 28 May 2007
28/05/2007	Change of Director's Interest Notice
28/05/2007	Daily Share Buy-Back Notice
25/05/2007	Appendix 3B
24/05/2007	Lodgement of Change to Company Details
24/05/2007	Daily Share Buy-Back Notice
23/05/2007	Daily Share Buy-Back Notice
22/05/2007	Appendix 3B
22/05/2007	Daily Share Buy-Back Notice
21/05/2007	Daily Share Buy-Back Notice
18/05/2007	Appendix 3B
18/05/2007	Daily Share Buy-Back Notice
17/05/2007	Daily Share Buy-Back Notice
16/05/2007	Daily Share Buy-Back Notice
15/05/2007	Brambles Presentations to Analysts and Fund Mgrs Sydney
15/05/2007	Daily Share Buy-Back Notice
14/05/2007	Appendix 3B - Exercise of Options & Awards
14/05/2007	Daily Share Buy-Back Notice
11/05/2007	Daily Share Buy-Back Notice
10/05/2007	Daily Share Buy-Back Notice
09/05/2007	Daily Share Buy-Back Notice
08/05/2007	Daily Share Buy-Back Notice
07/05/2007	Daily Share Buy-Back Notice
04/05/2007	Appendix 3B
04/05/2007	Daily Share Buy-Back Notice
03/05/2007	Daily Share Buy-Back Notice
02/05/2007	Appendix 3B
02/05/2007	Lodgement of Change to Company Details: ASIC Form 484
02/05/2007	Daily Share Buy-Back Notice
30/04/2007	Michael Ihlein appointed Chief Executive Officer
30/04/2007	Daily Share Buy-Back Notice
27/04/2007	Amended: Daily Share Buy-Back Notice
27/04/2007	Appendix 3B
27/04/2007	Daily Share Buy-Back Notice
26/04/2007	Appendix 3B
26/04/2007	Daily Share Buy-Back Notice
24/04/2007	Daily Share Buy-Back Notice
20/04/2007	Daily Share Buy-Back Notice
19/04/2007	Notification of PDMR Transaction
19/04/2007	Appendix 3B
19/04/2007	Daily Share Buy-Back Notice
18/04/2007	Daily Share Buy-Back Notice
17/04/2007	Daily Share Buy-Back Notice
16/04/2007	Appendix 3B
16/04/2007	Appendix 3B: Listing Application 16 April 2007

16/04/2007	Daily Share Buy-Back Notice
13/04/2007	Daily Share Buy-Back Notice
12/04/2007	Daily Share Buy-Back Notice
11/04/2007	Appendix 3B
11/04/2007	Daily Share Buy-Back Notice
10/04/2007	Daily Share Buy-Back Notice
10/04/2007	Form 484 - Lodgement of Change to Company Details
10/04/2007	Form 484 - Lodgement of Change to Company Details
10/04/2007	Form 484 - Lodgement of Change to Company Details
05/04/2007	Daily Share Buy-Back Notice
04/04/2007	Daily Share Buy-Back Notice
03/04/2007	Appendix 3B Listing Application 3 April 2007
03/04/2007	Daily Share Buy-Back Notice
03/04/2007	Recall Management Change
02/04/2007	Daily Share Buy-Back Notice
30/03/2007	Daily Share Buy-Back Notice
29/03/2007	Appendix 3B
29/03/2007	Daily Share Buy-Back Notice
28/03/2007	Daily Share Buy-Back Notice
27/03/2007	Daily Share Buy-Back Notice
26/03/2007	Change of Director's Interest Notice
26/03/2007	Daily Share Buy-Back Notice
23/03/2007	Lodgement of Change of Company details
23/03/2007	Lodgement of Change of Company Details
23/03/2007	Daily Share Buy-Back Notice
22/03/2007	Daily Share Buy-Back Notice
21/03/2007	Appendix 3B: Listing Application 21 March 2007
21/03/2007	Daily Share Buy-Back Notice
20/03/2007	Lodgement of Change ot Company Details
20/03/2007	Daily Share Buy-Back Notice
19/03/2007	Appendix 3B Listing Application 19 March 2007
19/03/2007	Daily Share Buy-Back Notice
16/03/2007	Further streamlines Corporate Office
16/03/2007	Daily Share Buy-Back Notice
15/03/2007	Appendix 3B
15/03/2007	Daily Share Buy-Back Notice
14/03/2007	Daily Share Buy-Back Notice
13/03/2007	Appendix 3B
13/03/2007	Daily Share Buy-Back Notice
12/03/2007	Daily Share Buy-Back Notice
09/03/2007	Daily Share Buy-Back Notice
08/03/2007	Appendix 3B
08/03/2007	Daily Share Buy-Back Notice
08/03/2007	Appendix 3B
07/03/2007	Daily Share Buy-Back Notice
06/03/2007	Presentation at London Conference
06/03/2007	Daily Share Buy-Back Notice
05/03/2007	Daily Share Buy-Back Notice
02/03/2007	Daily Share Buy-Back Notice
01/03/2007	Notification of PDMR Transaction
01/03/2007	Daily Share Buy-Back Notice
28/02/2007	Appendix 3B

28/02/2007	Daily Share Buy-Back Notice
27/02/2007	Daily Share Buy-Back Notice
26/02/2007	Daily Share Buy-Back Notice
23/02/2007	Daily Share Buy-Back Notice
21/02/2007	Appendix 3B
21/02/2007	Analyst Briefing - slide presentation on results HY 31 Dec07
21/02/2007	David Turner to retire as CEO of Brambles on 30 June 2007
21/02/2007	Half Yearly Report/Half Year Accounts
16/02/2007	Brambles completes Cleanaway Asia sale
14/02/2007	Appendix 3B
12/02/2007	Appendix 3B
06/02/2007	Appendix 3B
05/02/2007	Appendix 3B
02/02/2007	Appendix 3B Listing Application 2 February 2007
31/01/2007	Notification of Person Discharging Managerial Responsib.
30/01/2007	Grant of Performance Share Rights
25/01/2007	Appendix 3B
23/01/2007	Appendix 3B
19/01/2007	Appendix 3B
11/01/2007	Form 484 - Change to Company Details
11/01/2007	Form 484 - Change of Company Details
11/01/2007	Form 484 - Change to Company Details
02/01/2007	App 3Z x 3 & App 3X
02/01/2007	Changes to Board & Committees
22/12/2006	Appendix 3B
22/12/2006	Daily Share Buy-Back Notice
21/12/2006	Daily Share Buy-Back Notice
20/12/2006	Appendix 3B
20/12/2006	Daily Share Buy-Back Notice
19/12/2006	Daily Share Buy-Back Notice
18/12/2006	Appendix 3B
18/12/2006	Daily Share Buy-Back Notice
18/12/2006	Appendix 3B
15/12/2006	Daily Share Buy-Back Notice
14/12/2006	Daily Share Buy-Back Notice
14/12/2006	Appendix 3B
13/12/2006	Daily Share Buy-Back Notice
12/12/2006	Daily Share Buy-Back Notice
11/12/2006	Brambles Industries plc Notices Capital Group - Lehman Bros
11/12/2006	Appendix 3B
11/12/2006	Daily Share Buy-Back Notice
07/12/2006	Amended Daily Share Buy-Back Notice
07/12/2006	Notification of PDMR
07/12/2006	Daily Share Buy-Back Notice
06/12/2006	Appendix 3B
06/12/2006	Daily Share Buy-Back Notice
05/12/2006	Appendix 3B
05/12/2006	Brambles completes DLC Unification
04/12/2006	Initial Director's Interest Notice x14
01/12/2006	Change of Director's Interest Notice
01/12/2006	Brambles Industries plc - Not of Major Interests in Shares
01/12/2006	Appendix 3C - On-Market Share Buy-Back

29/11/2006	Brambles Industries plc-Not of Major Interests in Shares x3
28/11/2006	Brambles Industries plc Notices UBS and ABN Amro
27/11/2006	Constitution
27/11/2006	Statement from the Company
27/11/2006	Pre-Quotation Disclosure
27/11/2006	Appendix 1A - ASX Listing application & agreement
31/10/2006	Information Memorandum

Announcements released by BIL:

24/11/2006	Lodgment of Court Orders with ASIC
24/11/2006	Approval by Courts of Schemes of Arrangement
24/11/2006	Brambles Industries plc Notice UBS 23 Nov 2006
23/11/2006	Brambles Industries plc Notice ABN Amro
22/11/2006	Appendix 3B
22/11/2006	Brambles Ind plc - Notification of major interests in shares
21/11/2006	Appendix 3B
21/11/2006	Brambles Industries plc Notices Merrill Lynch & Barclays
20/11/2006	US$926M Cash Alternative/On-market Buy-Back in Brambles
17/11/2006	Brambles Industries plc Notices ABN Amro and Barclays
17/11/2006	Appendix 3B
16/11/2006	Change of Director's Interest Notice
15/11/2006	Brambles Industries Plc-Not of Major Interests in Shares
14/11/2006	Appendix 3B Listing Application 14 November 2006
14/11/2006	Notification to UK Market - PDMR
09/11/2006	Notification of major interests in shares
09/11/2006	Amended:FIRB Approval in Relation to Proposed Unification
09/11/2006	Final Poll Results
09/11/2006	FIRB Approval in relation to proposed Unification
09/11/2006	Chairman's & CEO's Addresses to Shareholders
08/11/2006	Appendix 3B
08/11/2006	Brambles Industries plc Notices
06/11/2006	Brambles Industries plc Notice UBS 3 Nov 2006
03/11/2006	Brambles Industries plc - Not of major interest in shares
02/11/2006	Appendix 3B Listing Application 3 November 2006
02/11/2006	Appendix 3B Listing Application 2 November 2006
02/11/2006	Brambles Industries plc AGM - Addresses by Chairman & CEO
01/11/2006	2006 Annual General Meetings Trading Update
30/10/2006	Appendix 3B Listing Application 30 October 2006
26/10/2006	Brambles Industries plc Notices Barclays & Merrill Lynch
25/10/2006	Appendix 3B - Exercise of Options & Awards
25/10/2006	Appendix 3B
25/10/2006	Brambles Industries plc - Not of major interests in shares
19/10/2006	Appendix 3B Listing Application 19 October 2006
19/10/2006	Cash Alternative Booklet
19/10/2006	Determination of Price Range for Cash Alternative
18/10/2006	Brambles agrees to sell Cleanaway Asia
17/10/2006	Brambles Industries plc Notices Goldman Sachs & UBS
16/10/2006	Appendix 3B Listing Application 16 October 2006
13/10/2006	Brambles Industries plc Notices ABN Amro and Goldman Sachs
11/10/2006	Appendix 3B
11/10/2006	Brambles Industries plc Notices - Lehman Bros-Goldman Sachs

11/10/2006	Notification to UK Market - PDMR
10/10/2006	Notification to UK Market - PDMR
10/10/2006	Appendix 3B
09/10/2006	Appendix 3B
06/10/2006	Appendix 3B
06/10/2006	Brambles Industries plc Notices - ABN Amro - Deutsche Bank

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

24 October 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

PRESENTATIONS AT BRAMBLES 2007 OPERATIONS REVIEW

Attached are presentations which will be delivered by Brambles' Chief Executive Officer, Mr Mike Ihlein, and other senior managers at the Brambles 2007 Operations Review, to commence in New York later today. The presentations do not include any new material information.

The slides and a webcast of the presentations will be available on the Brambles website at www.brambles.com.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

For further information please contact:

Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

{CW 00029429}

Brambles

Operations Review

24 October 2007

Accelerating Growth: Customers, Markets, People

Mike Ihlein
Chief Executive Officer


CHEP



2007 Operations Review - Introduction

- Welcome
- Major and successful transformation since last Operations Review (December 2005)
- Excellent performance throughout reorganisation
- Strong foundations
- Continuous improvement and leading-edge technology
- Well positioned to accelerate growth
- Customers, Markets, People

Major transformation since last Operations Review

- Unification of DLC
- Divestment program - focus on CHEP and Recall
  - US$3.6 billion in gross proceeds
- US$3.4 billion in capital management initiatives
  - On-market share buy-back program (US$2.1 billion)
  - Cash alternative and special dividend (US$1.3 billion)
- Ongoing capital management
  - Seeking shareholder approval at AGM in November to refresh
  - Investment grade credit
- Ongoing investment in the business for growth

Excellent performance since last Operations Review

- Sales up 7% per annum[1]
- Comparable operating profit growth up 23% per annum[1]
- Profit after tax up 38% per annum[2]
- Cash flow from operations up US$138 million
- Earnings per share up 44% per annum[2]
- BVA up US$293 million[3]

STRONG FOUNDATIONS IN PLACE TO SUPPORT ACCELERATED GROWTH

1. Average calculated in constant currency
2. Average calculated for Continuing Operations before Special items
3. At Fixed June 2007 FX rates

Continuous improvement and leading-edge technology

- Enhancing customer service offerings
  - Site visits (Costco – DTPM, Kraft – ETPM)
- Investing in world class information systems
  - Donna Slyster (Orlando)
- Optimising our network
  - Ramon Genemaras (Orlando), Carmelo Alonso (London)
- Leading in technology and innovation
  - Matt Phelps (Orlando)
- Leveraging global scale
  - Best practice

Well positioned to accelerate growth

- We are financially and operationally strong
- CHEP is an integral part of the supply chain – particularly FMCG
- Reorganisation required internal focus
- Energy and resources now dedicated to Customers, Markets, People
- We are in an excellent position to accelerate growth

Accelerating growth
Customers



Customer Satisfaction
Information Systems
Customers
Technology and Innovation
Service Offerings

Accelerating growth
Markets

Existing geographies, segments, customers
- new FMCG customers

Existing geographies, new segments
- beverages USA
- private label
- food service



Organic
Organic "Plus"
Markets
New Business Expansion
Core Expansion

Acquisition of related superior supply chain solutions business

New geographies, existing or new segments
- Germany
- CEE
- China

Accelerating growth
People



Skilled Team
New Organisation
People
Safety Zero Harm
Talent Management

Today's presenters


Dave Mezzanotte


Kevin Shuba


Matt Phelps


Miguel D'Cotta


Elton Potts

Brambles

Operations Review

24 October 2007

Accelerating Growth: Customers, Markets, People

Mike Ihlein
Chief Executive Officer


CHEP



Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Contact details

Michael Sharp

Vice President Corporate Affairs

michael.sharp@brambles.com

+61 (2) 9256 5255

CHEP

DAVE MEZZANOTTE - CHIEF OPERATING OFFICER

24 October 2007

CHEP

Brambles

AGENDA

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™

Introduction	*Dave Mezzanotte, Chief Operating Officer*
Strong foundations	
Customer focus	
Environmental sustainability	
Drivers of excellent performance	
Experienced leadership and team	
Leveraging best practice globally	
Accelerating growth	
CHEP USA	*Kevin Shuba, President, CHEP USA*
Innovation and technology leadership	*Matt Phelps, SVP, Process Technology and Product Engineering*
CHEP Europe	*Miguel D'Cotta, President, CHEP Europe*
Summary	*Dave Mezzanotte, Chief Operating Officer*

Site visits	
DTPM (New Jersey)	*Jon Jordan, VP, Distributor Sales, CHEP USA*
ETPM (Virginia)	*Jim Jacoby, VP, On-Site and Asset Management, CHEP USA*
Information Systems (Orlando)	*Donna Slyster, SVP and CIO*
Supply Chain (Orlando)	*Ramon Genemaras, SVP, Supply Chain, CHEP USA*
Process Technology (Orlando)	*Matt Phelps, SVP, Process Technology and Product Engineering*

STRONG FOUNDATIONS

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.



- US$3.2B sales
- 44 countries
- ~8,000 employees
- 285M pallets and containers
- 2.8M daily equipment movements
- 300,000 customer locations and growing

CHEP Brambles

STRONG FOUNDATIONS "BLUE CHIP" customers

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Procter&Gamble
Lion Nathan LIMITED
Scottish & Newcastle
ConAgra Foods
Sunkist
parmalat
S.PELLEGRINO
IBERIA
Heinz
MOLSON
Kellogg's
Pronto
hp invent
BEN & JERRY'S
MARKS & SPENCER
COSTCO
makro
HOMEBASE
SYSCO
Coca-Cola
GIGANTE
Kroger
Sobeys
'The Fresh Food People' WOOLWORTHS
PEPSI
THE HOME DEPOT
METRO
TESCO Lotus
J Sainsbury plc
Coors
Carrefour
TARGET
Cott
KRAFT
ECKES granini
golden circle
Quilmes
SAN MIGUEL CORPORATION
BORGES
Perrier
Pillsbury
CLOROX
Nestlé
DANONE

CHEP Brambles

STRONG FOUNDATIONS
Customer commitment

- *Customer Satisfaction has improved four years in a row*
  - *On-time delivery*
  - *Responsiveness*
  - *Account management*
- *Established broader relationship with customer leadership*
- *On-site management*
  - *ETPM*
  - *DTPM*
  - *Managed Recovery*

Aim to improve ease of doing business

STRONG BUSINESS MODEL
Activity Based Pricing > One-way Trip


Issue fee* (US$3.00)
s
C
a
c
B
b
A
r
t
Daily hire fee* (US$0.03)
Transfer fee* (US$1.00)

*Indicative USA pricing and does not include up-charges for NPD channels or sales allowances

MARKET ALTERNATIVES

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™



One Way or Pallet Exchange White Wood Pallets



Pooled Pallets

STRONG BUSINESS MODEL
CHEP pooling proposition adds value

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™

- *Consistent, high quality pallet*
- *Lower supply chain costs*
- *Reduced product damage*
- *Lower transport costs for Es*
- *Faster loading and unloading*
- *Lower disposal costs for Ds*
- *On-site management*
- *Environmental sustainability*

CHEP is US$1.50 to US$2.00 lower on average per pallet movement as compared to white wood pallets

STRONG BUSINESS MODEL
Limited sensitivity to USA lumber prices

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

RANDOM LENGTHS INDEX FOR SELECT COMPONENTS



Price per Thousand Board Feet
500.0
450.0
400.0
350.0
300.0
250.0
200.0
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07

Source: Random Lengths

Dual lumber sourcing strategy has stabilized lumber costs

STRONG BUSINESS MODEL
European lumber prices enhance value proposition

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

CONIFER SAWLOG PRICE: CENTRAL & WESTERN EUROPE



Price (US$/m³)
150
140
130
120
110
100
90
80
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07

Source: Wood Resource Quarterly – Volume 20

ENVIRONMENTAL SUSTAINABILITY

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *In addition to the financial benefits of using the CHEP system, customers recognise the environmental sustainability benefits delivered by CHEP*
- *In the USA alone, the use of CHEP pallets saves approximately 6 million trees per annum*
- *In Europe, in particular, customers prefer suppliers that deliver environmental sustainability benefits*

CHEP 11 Brambles

DRIVERS OF STRONG FINANCIAL PERFORMANCE

CHEP Brambles

EXCELLENT RESULTS

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™



US$M
SALES
3,500
3,000
2,500
2,000
CAGR = 12%
FY03
FY04
FY05
FY06
FY07



US$M
COMPARABLE OPERATING PROFIT
900
800
700
600
500
400
300
CAGR = 28%
FY03
FY04
FY05
FY06
FY07

- 12% CAGR Sales Growth
- Margin Expansion
  - Perfect Trip Initiative
  - Perfect Plant Initiative
  - Network Optimization
  - Total Pallet Management

- FY03 and FY04 are reported under UKGAAP. FY05, FY06 and FY07 are reported under AIFRS

CHEP

Brambles

EXCELLENT RESULTS

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™



CASH FLOW FROM OPERATIONS
US$M
800
700
600
500
400
300
200
100
0
US$618M
FY03
FY04
FY05
FY06
FY07



BVA (Fixed June 06 FX rates)
US$M
500
400
300
200
100
0
-100
US$481M
FY03
FY04
FY05
FY06
FY07

- Improved Asset Productivity
  - Lower Plant Stocks
  - Lower Cycle Time
- Improved Asset Recovery
- Lower Pallet Cost (USA)

- Improved Capital Productivity
- Operating Efficiency

- FY03 and FY04 are reported under UKGAAP. FY05, FY06 and FY07 are reported under AIFRS
- Cash Flow from Operations for FY03 and FY04 includes exceptional items. Cash Flow from Operations for FY05, FY06 and FY07 is shown before special Items.

CHEP

Brambles

CONTINUOUS IMPROVEMENT
Embedded into Culture

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

CHEP STRATEGY PYRAMID



BVA
CUSTOMER SATISFACTION
ASSET PRODUCTIVITY
• QUALITY
• COST EFFICIENCY
• TECHNOLOGY
• INNOVATIVE PRODUCTS
GLOBAL STANDARDIZATION: 1 CHEP
PEOPLE

Enabler
- Global Councils

Initiatives
- Best Practices
- Perfect Trip (Six Sigma)
- Network Optimization

Enabler
- CHEP Innovation Center

Initiatives
- RFID
- Blue Step Pallet
- Chinese Plastic Pallet
- Global RPC

CONTINUOUS IMPROVEMENT
Perfect Trip (Six Sigma/Lean) drives productivity

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

ANNUAL BVA IMPACT



US $M
60
50
40
30
20
10
0
14
25
35
48
FY04
FY05
FY06
FY07

PEOPLE
Experienced Leadership

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

REGION LEADERSHIP

AMERICAS			EMEA		ASIA-PACIFIC	
CHEP USA	CHEP LATIN AMERICA	CHEP CANADA	CHEP EUROPE	CHEP AFRICA AND MIDDLE EAST	CHEP ASIA-PACIFIC	CHEP CHINA
KEVIN SHUBA	ARTURO CABRERA	MIKE DIMOND	MIGUEL D'COTTA	JURIE WELMAN	HOWARD WIGHAM	JOHN WAN
PRESIDENT	PRESIDENT	PRESIDENT	PRESIDENT	PRESIDENT	PRESIDENT	PRESIDENT
11 YEARS	11 YEARS	24 YEARS	16 YEARS	7 YEARS	8 YEARS	>1 YEAR

GLOBAL FUNCTION LEADERSHIP

INFORMATION SYSTEMS	MARKETING AND BUSINESS DEVELOPMENT	PROCESS TECHNOLOGY AND PRODUCT ENGINEERING
DONNA SLYSTER	BRIAN BEATTIE	MATT PHELPS
SVP, CIO	SVP	SVP
8 YEARS	10 YEARS	5 YEARS

CHEP Brambles

PEOPLE
Talent Management

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Training

- *Strategic Selling and Large Account Management*
- *Ongoing Lean and Six Sigma skill development*
- *Investing in Leadership development*

Building the Bench

- *Continuous Graduate and MBA recruiting*
  - *Targeted Universities*
  - *Skill diversity*

CHEP Brambles

LEVERAGING GLOBAL SCALE

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.


People
SAP
Network Optimization
Innovation
Perfect Plants
Manugistics
Best Practices

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.



ACCELERATING PROFITABLE GROWTH

ACCELERATING GROWTH
Americas – USA and Canada

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™



USA

- *Deeper penetration into FMCG*
- *New market segments (Organic "Plus")*
- *US$3.5B on 48x40*

Canada

- *Continued penetration of FMCG*
- *Organic "Plus" for pallets*
- *Automotive containers*

CHEP

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ACCELERATING GROWTH
Americas - Latin America

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™



- *Organic and Organic "Plus" growth*
  - *Mexico, Argentina, Brazil, Chile*
- *Core Expansion*
  - *Guatemala, Honduras, Costa Rica, El Salvador, Nicaragua*

CHEP

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ACCELERATING GROWTH
EMEA

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.



- ***Organic and Organic "Plus" Growth***
- ***Core Expansion in Europe***
  - *Germany (US$0.5B opportunity)*
  - *Central and Eastern Europe (US$0.5B opportunity)*
- ***Gulf Cooperative States (US$0.1B opportunity)***
  - *Launched with Panda in Saudi Arabia*
  - *Preparing to expand into Kuwait and UAE*
- ***Africa***
  - *International movements of automotive containers*

ACCELERATING GROWTH
Asia–Pacific

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Australia and New Zealand



- ***Strong positions across all service lines***
- ***Australia sales growing at 8%***
- ***Multiple platforms offered:***
  - *Pallets*
  - *Automotive Containers*
  - *Intermediate Bulk Containers (IBC)*
  - *Reusable Plastic Containers (RPC)*
- ***Pursuing growth opportunities in***
  - *Cross-selling current platforms to existing customers*
  - *RPCs*

ACCELERATING GROWTH
Asia-Pacific

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.



Asia

- ***Existing countries***
  Malaysia, Thailand, Singapore, Hong Kong
  - *Pallets in Malaysia industry verticals beyond FMCG*
  - *Expand to alternative platforms, e.g. RPCs*
  - *Recent launch of automotive operations in Thailand*
- ***New countries***
  - *China – Building momentum in pallets / automotive*
  - *Other countries (e.g. India, Japan) under investigation*
- ***Significant variation in stage of development***

ACCELERATING GROWTH
China – Building momentum

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.



In 12 months we have:

- ***Implemented operating structure***
  - *51 staff (as at 30/9/07)*
  - *25 staff in Sales/Marketing*
- ***Developed tailored IS solutions***
- ***Designed and launched***
  - *1210 plastic RFID enabled pallet*
- ***Local and international customers***
  - *Converted 5 x FMCG (inc. Coke), 2 x Automotive (inc. Futuris)*
  - *Others currently trialling CHEP pallets and automotive solutions*
  - *Supply chain analyses being undertaken with many potential customers*
  - *Discussions in progress with several major Distributors*

KEY POINTS

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Strong foundations*
- *Excellent performance*
- *Commitment to customer service excellence*
- *Culture of continuous improvement*
- *Accelerating growth globally*

Q & A

CHEP USA

KEVIN SHUBA - PRESIDENT, CHEP USA

CHEP

Brambles

AGENDA

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™

- *Strong Foundations*
- *Driving Customer Satisfaction*
- *Supply Chain Excellence*
- *Growth*

STRONG FOUNDATIONS
Overview

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *76 million pallets and containers*
- *0.7 million movements per day*
- *4,100 customers*
- *21,000 customer locations*
- *800 employees*
- *195 Service center and TPM locations*



DTPM
SERVICE CENTER
ETPM

STRONG FOUNDATIONS
Supply chain velocity

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

RETAIL INVENTORY TO SALES RATIO



1.6
1.5
1.4
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07

Higher supply chain velocity increases asset productivity

STRONG FOUNDATIONS
Excellent results

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.



SALES
$USM
CAGR 8.0%
1,100
1,000
900
800
700
FY03
FY04
FY05
FY06
FY07



BVA (Fixed June 06 FX rates)
$USM
Growth: $235M
200
150
100
50
0
($50)
($100)
FY05
FY06
FY07



COMPARABLE OPERATING PROFIT
$USM
% of Sales
350
300
250
200
150
100
50
0
30%
25%
20%
15%
10%
5%
0%
9.4%
8.8%
16.1%
21.7%
27.1%
FY03
FY04
FY05
FY06
FY07



CASH FLOW FROM OPERATIONS
$USM
Growth $222M
300
250
200
150
100
50
0
FY03
FY04
FY05
FY06
FY07

- FY03 and FY04 are reported under UKGAAP. FY05, FY06 and FY07 are reported under AIFRS
- Cash Flow from Operations for FY03 and FY04 includes exceptional items. Cash Flow from Operations for FY05, FY06 and FY07 is shown before special items.

CHEP

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STRONG FOUNDATIONS
Performance Key Metrics

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.



Plant cost ratio
(Plant costs / Sales)
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07



Gross transportation cost ratio
(Transportation costs / Sales)
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07



Control ratio
(Returns + Recoveries / Total Issues)
100%
98%
96%
94%
92%
FY02
FY03
FY04
FY05
FY06
FY07

CHEP

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KEY PERFORMANCE DRIVERS

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

SALES GROWTH	OPERATING PROFIT
Expansion in Core FMCG Segment	Total Pallet Management (TPM)
Distributor recognition of CHEP Value Proposition	Network Optimization
Continued growth with new customers	Perfect Trip Initiatives
Enhanced Service offerings (DTPM, ETPM, Customer Portal)	Asset Recovery Program

CHEP

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MARKET TRENDS SUPPORT CHEP VALUE

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

MARKET TREND	ISSUES
Automation	Distributors Implementing Automated Storage and Retrieval Systems
	Emitters Further Automating, Increasing Line Speeds
Product Damage	Focus on Condition of Goods Received
	Joint Industry Initiatives to Lower Unsaleables
Environmental Sustainability	Solid Waste Reduction From Packaging
	Less Primary and Secondary Packaging
	Green House Gas Emissions
	Diminishing Landfill Availability

CHEP

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CUSTOMER SATISFACTION
Framework

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.



• RFID
• Blue Step
• Manugistics
• SAP
TECHNOLOGY
QUALITY
• Perfect Plants
• Quality Teams
• On-time delivery
• Pallet hygiene
CUSTOMER SATISFACTION
• On-site Management
• Innovation Center
• Sustainability
CUSTOMER SERVICE DIFFERENTIATION
EASE OF DOING BUSINESS
• Customer Scorecard
• Customer portals
• Account Management
• Simplified invoicing
• Network scale

CHEP

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CUSTOMER SATISFACTION
Quality initiatives

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Organization

- ***Director of Quality***
- ***4 Regional Quality Managers***
- ***26 Quality Representatives at select Service Centers***
  - *CHEP on-site person responsible for Plant Quality*
  - *Trained quality professionals with process control capabilities*
- ***Alignment of Operations and Customer Service Process***
- ***CHEP Quality certification program***
- ***Application Engineers to work with Customer Automation***
- ***Improve inspection consistency***
  - *Automatic Digital Inspection (ADI) deployment*

Pallet Design

CHEP

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RESPONDING TO CUSTOMER NEEDS
Blue Step pallet

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Innovative new design***
  - *CHEP patent-pending*
- ***Improved Customer Satisfaction***
  - *Stronger leadboards/blocks*
  - *Greater nail retention*
  - *Smaller inter-board gaps*
  - *Greater product protection*
- ***Reduces Pallet Damage/Repair Costs***
  - *Substantially lowers damage rate*
    - *Shock absorbing connector boards*
    - *Stronger leadboards*
    - *Nail plates*
  - *Similar capital cost to current pallet*
- ***Potentially extends pallet life***





CHEP

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RESPONDING TO CUSTOMER NEEDS
Blue Step pallet

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *US assembly tooling complete*
- *LOI in progress for 3-year block production*
- *US production start scheduled for 2008*
- *Rollout planning started for all block pallet markets*
  - *Europe*
  - *Latin America*
  - *South Africa*
- *Technology transfers to repair of current pallets*



CHEP

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CUSTOMER SATISFACTION
Ease of doing business with CHEP

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™

- ***Customer scorecard***
  - *Platform for externalizing our internal KPI focus and Six Sigma methodologies*
- ***Helps ensure we meet our customers' requirements***
- ***KPIs jointly selected***
- ***Drives us to consistently meet our internal KPIs***



Financial
"To succeed financially, how should we appear to our shareholders?"
Objectives
Measures
Targets
Initiatives
Customer
"To achieve our vision, how should we appear to our customers?"
Vision and Strategy
Internal Business Processes
"To satisfy our shareholders and customers, what business processes must we excel at?"
Learning and Growth
"To achieve our vision, how will we sustain our ability to change and improve?"

CUSTOMER SATISFACTION
Customer Service Differentiation

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™

On-Site Management (TPM)

- *Optimizing transport activity and equipment moves within the network*
- *Possibility to reduce empty hauls between specific Distributors and Emitters*
- *Improved communication and coordination between Customer and CHEP*
- *Ensured on time delivery and supply*
- *Reduction in daily inventory carried*
- *Eliminates administration associated with pallets*

On-site Management offers:
Customer Productivity, Quality, and Customer Satisfaction

CUSTOMER SATISFACTION
On-Site Management initiatives

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

STRATEGIC INITIATIVES	KEY DELIVERABLES
Tool to assist Account Management	*On-line view of supply chain demand*
Improve visibility	*Leverage Real Time Integration with systems*
Embedded services model	*Joint Web Services Integration with CHEP Customers (SAP to SAP)*
	Vendor Managed Inventory / Replenishment
	Real Time Transaction Reconciliation / Exception Handling
	Financial Payment / Settlement Reconciliation
	Instant distribution of CHEP Customer Codes


ETPM
52'
76'

CHEP

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CUSTOMER SATISFACTION
Sustainability of CHEP versus alternatives

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

ONE-WAY	PALLET EXCHANGE	SLIP SHEET
Produces ~20 times more solid waste	*Produces ~7.5 times more solid waste*	*Produces ~2.6 times more solid waste*
Consumes ~125% more total energy	*Consumes ~28% more total energy*	*Consumes ~18% more total energy*
Produces ~128% more environmental emissions	*Produces ~30% more environmental emissions*	*Produces ~1% more environmental emissions*

Sustainability Calculator Developed to Quantify CHEP Customer Benefits

Source: Franklin Associates "Solid Waste Analysis And Life Cycle Inventory Of Pallet Systems" 2006 Update

CHEP

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SUPPLY CHAIN EXCELLENCE
Market Overview

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™

TECHNOLOGY:	TRANSPORT:	TRADE FLOW IMBALANCE:	ENVIRONMENTAL:
Real time demand fulfillment	*Fuel rates driving costs > revenue growth*	*Increased security with port system*	*Pressure to control transport emissions*
Data collaboration and integration	*Reduced capacities*	*Distributors opening major DCs adjacent to key ports*	*Market pressure to augment "corporate social responsibility" efforts*
Supply chain visibility	*Emphasis on network optimization; including mode*	*Capacity tightening into Mid-west*	

SUPPLY CHAIN EXCELLENCE
Best practice

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™



ON-SITE MANAGEMENT EXPANSION
NETWORK OPTIMIZATION
SUPPLY CHAIN EXCELLENCE
SUPPLIER STRATEGY
TECHNOLOGY & INFORMATION

SUPPLY CHAIN EXCELLENCE
Network Optimization

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™

STRATEGIC INITIATIVES	KEY DELIVERABLES
Develop a flexible, real-time Optimization Model solving for new nodes	*Operate US as one single integrated network*
Develop flexible site rationalization solution	*Visibility to network solution and YOY growth*
Fully integrate network optimization within our customer base	*Strategically grow TPM business reducing fixed and variable costs*

Network transition highly complex to execute

CHEP® Brambles

SUPPLY CHAIN EXCELLENCE
Network Optimization

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™



Service Centers DTPM ETPM
# of Nodes
400
350
300
250
200
150
100
50
0
FY07
FY08e
FY09e
FY10e
FY11e
FY12e



US$
220
210
200
190
180
170
160
2.25
2.20
2.15
2.10
2.05
2.00
1.95
FY05
FY06
FY07
Nodes (LHS)
Supply Chain Cost per Issue (RHS)

- *Integrated planning and network optimization drive cost reduction*
- *Migration from full Service Center activities to repair facility bias*
- *Reduces the fixed cost component of network service centers*
- *Collaboration with customers vital to reduce demand variability*

CHEP® Brambles

SUPPLY CHAIN EXCELLENCE
On-Site Management Expansion

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

NETWORK TRANSITION



Service Centers
DTPM
ETPM
400
350
300
250
200
150
100
50
0
6
133
75
FY07
FY08e
FY09e
FY10e
FY11e
FY12e

STRATEGIC INITIATIVES

- ***Implement rapid growth model for ETPM, taking advantage of network optimization opportunity***
- ***Build out DTPM with key regional distributors***
- ***Develop expanded service model***

TPM Delivers Growth, Customer Quality, Retention and Lower Network Costs

ACCELERATING GROWTH
Opportunities

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

TOTAL USA PALLET OPPORTUNITY – US$10 BILLION



42x42
US$0.7B
36x36
US$0.7B
Other size "white wood" pallets
US$5.1B
48x40
Total
US$3.5B
CHEP
48x40
US$1.1B
Other
48x40
US$2.4B

Industry is approximately 40% new, 45% recycled and 15% pooled

Total opportunity estimate includes pooled and sold pallets

ACCELERATING GROWTH
Organic Opportunities

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

		OPPORTUNITY
ORGANIC	~40% of FMCG in USA	US$2B
ORGANIC "PLUS"	**Beverages** *alcoholic and non-alcoholic*	US$0.6B
	Food Service *broadline distributors; system speciality distributors*	US$0.3B
	Other Segments *home improvement; office supplies; pet supplies*	US$0.4B

1. Total opportunity, including CHEP's current volume. These opportunities may overlap and therefore are not additive
2. Based on assumed penetration of 40% within the FMCG/grocery segment in the USA addressable with the existing 43x40 pallet platform

CHEP

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ACCELERATING GROWTH
Organic FMCG Opportunities

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Canned Goods*
- *Confectionery*
- *Dairy*
- *Paper Products*
- *Dry Food*
- *Health & Beauty*
- *Meat / Seafood*
- *Fresh Produce*

Continued Penetration in Target Categories

CHEP

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ACCELERATING GROWTH
Organic "Plus" Opportunities

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

300 million movements



(%)
100
80
60
40
20
0
BEVERAGE
HOME IMPROVEMENT
FOODSERVICE
OFFICE SUPPLY
■ CHEP □ POTENTIAL OPPORTUNITY

CHEP

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ACCELERATING GROWTH
Beverages

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Bottled Water – Standard CHEP value proposition and pricing model used with push/pull strategy*
- *Soda, Syrup – Pool conversion (to 48x40) or acquisition*
- *Alcoholic Beverages*
  - *Roll out new pricing/distribution solution to convert Middle Tier Beverage Distributors.*
  - *Beer Market largely non 48X40, pool acquisition or conversion to 48X40*



78.6
36.9
5.1
39.0
2.8
27.0
2.4
195.
3.8
100%
80
60
40
20
0
Not accessable with 48x40
Accessible
CHEP
Soda, Syrup
Beer, packaged
Bottled water
Fruit beverages
Wine
Sports drinks
RTD Tea
Liquor

Total 195.6M Movements

CHEP

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ACCELERATING GROWTH
Food Service

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

BROADLINE

- *Leverage and Expand TPM*
- *Managed Return Program*
- *Tailored Pricing to meet customer needs*

SYSTEM / SPECIALTY

- *System Business Model Study*
- *Channel Pricing for Cross-over Distribution*



CHEP

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ACCELERATING GROWTH
New Segments

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

HOME IMPROVEMENT

Expansion with current 48x40 customer base

Scope opportunity for non-48x40 pallets in segment

OFFICE SUPPLY

Complete Supply Chain study

Develop value proposition for distributors and emitters

PET PRODUCTS

Complete Supply Chain study

Develop value proposition for distributors and emitters

AUTO AFTERMARKET

Conduct Supply Chain studies

Scope opportunity in segment

CHEP

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SUMMARY
CHEP USA

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

CUSTOMER SATISFACTION	SUPPLY CHAIN EXCELLENCE	ACCELERATED GROWTH

↓

ONGOING REVIEW AND OPTIMIZATION OF OUR BUSINESS MODEL

↓

DELIVERS SUPERIOR RETURNS

CHEP

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Q & A

CHEP

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CHEP EUROPE

MIGUEL D'COTTA - PRESIDENT, CHEP EUROPE
24 OCTOBER 2007

CHEP

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AGENDA

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Strong Foundations*
- *Operational Excellence*
- *Customer Satisfaction*
- *Accelerating Growth*
- *Summary*

CHEP

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STRONG FOUNDATIONS
Market Overview

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

1974 - UK
1977 - Belgium
1978 - Ireland
1978 - Luxemburg
1979 -The Netherlands
1980 - France
1985 - Germany
1987 - Spain
1991 - Italy
1993 - Portugal
1995 - Austria
1997 - Norway
1997 - Sweden
1997 - Finland
1997 - Denmark
1998 - Switzerland
1998 - Greece
1999 - Poland
1999 - Czech Republic
1999 - Hungary
2002 - Slovakia
2005 - Turkey
2006 - Slovenia



STRONG FOUNDATIONS
Market Overview

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *More than 165 million pallets and containers*
- *Over 1.2 million pallet and container issues per day*
- *More than 240,000 customer locations*
- *1,500 staff employees and 1,200 in Service Centres*
- *170 Service Centre and TPM/TCM locations*
- *23 countries*



CHEP Service Centers

STRONG FOUNDATIONS
Excellent results

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.



SALES
CAGR 11.8%
1,500
1,400
1,300
1,200
1,100
1,000
900
800
FY03
FY04
FY05
FY06
FY07



BVA (Fixed June 06 FX rates)
Growth: $140M
160
140
120
100
80
60
40
20
0
($20)
FY03
FY04
FY05
FY06
FY07



COMPARABLE OPERATING PROFIT
% of Sales
16.4%
16.9%
18.4%
21.0%
21.9%
350
300
250
200
150
100
25%
20%
15%
10%
5%
0%
FY03
FY04
FY05
FY06
FY07



CASH FLOW FROM OPERATIONS
Growth $240M
450
400
350
300
250
200
150
100
50
0
FY03
FY04
FY05
FY06
FY07

- FY03 and FY04 are reported under UKGAAP. FY05, FY06 and FY07 are reported under AIFRS
- Cash Flow from Operations for FY03 and FY04 includes exceptional items. Cash Flow from Operations for FY05, FY06 and FY07 is shown before special items

CHEP

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STRONG FOUNDATIONS
Performance Key Metrics

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Plant cost ratio
(Plant costs / Sales)



35.0%
30.0%
25.0%
20.0%
FY02
FY03
FY04
FY05
FY06
FY07

Gross transportation cost ratio
(Transportation costs / Sales)



28.0%
24.0%
20.0%
16.0%
FY02
FY03
FY04
FY05
FY06
FY07

Control ratio



(Returns + Recoveries / Total Issues)
96%
94%
92%
90%
FY02
FY03
FY04
FY05
FY06
FY07

Major pallet sizes (B1210A and B1208A only)

CHEP

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OPERATIONAL EXCELLENCE
The key to delivering exceptional performance

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Strong Foundations

- *ABPA and Channel Pricing*
- *Network optimisation*
- *Perfect Plant*
- *ABC metrics in place*

Driving Continuous Improvement

- *Growth capability*
- *Customer satisfaction improvement*
- *Distributor Sales Offer*
- *Perfect Trip and Lean*

Delivering Exceptional Performance

- *Volume growth*
- *Six Sigma processes*
- *Easy and simple to do business with*

OPERATIONAL EXCELLENCE
Enabling Margin Expansion

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

OPERATIONAL EXCELLENCE

NETWORK OPTIMISATION
- Network Optimisation
- TEM

COST EFFICIENCIES
- Perfect Plant
- Lean and Perfect Trip

PEOPLE
- Leadership
- Talent Management

ASSET CONTROL
- D Responsibility
- CAT roll-out
- Pallet recycler program

OPERATIONAL EXCELLENCE
Network Optimisation

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Extensive service network, a key competitive advantage*
  - *142 service centres*
  - *Plant Network Optimisation driving down overall costs*
  - *Network decisions using advanced optimisation tools*
  - *Scenario modelling for new growth*
  - *Transport loads also optimised*
- *On-site management*
  - *TPM (Pallets) and TCM (Containers)*
  - *Drive costs out of supply chain*
  - *Excellent customer response*
  - *28 established, 86 other opportunities under investigation (UK, Spain, France, Germany, Italy)*



OPERATIONAL EXCELLENCE
Cost Efficiencies - Perfect Plants

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *13 Perfect Plants operating across Europe*
  - *4 Perfect Plants to be commissioned in coming months*
  - *New technolgy: FMS (Factory Management System) and ADI (Automated Digital Inspection)*
  - *Ongoing cost reduction: Perfect Trip and Lean sharing Global Best Practices*
  - *Development of Generation II Plants is underway*
- *Ongoing program of restructuring CHEP managed plants*
  - *Outsourced activity up from 50% to 80%*
  - *Decreasing the fixed cost base and increasing flexibility*
  - *Increasing responsiveness to customer needs*



OPERATIONAL EXCELLENCE
Asset Control

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Control Ratio in FY07 impacted by resumption of growth*
- *Improved critical collection processes, with Stray Recovery collection engine in place across Europe*
- *Progress in Major D converting to Responsibility Transfer (RT)*
  - *23M flows converted, with 8M with LOI*
- *New e-tool Portfolio CAT (Customer Agreed Transactions) being rolled-out to enable RT*
- *New Activity Base Pricing (ABPA) is changing customer behaviour*
- *Emitter customer programmes improving control like Perfect Declaration*
- *Pallet dealer agreements being rolled out*
- *Continue to win all legal cases over pallet ownership*
- *Increased audit coverage to identify misuse*

Asset Control strengthening across Europe

CHEP Brambles

OPERATIONAL EXCELLENCE
Leadership and Talent Development

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Experienced executive team*
  - *Average length of service of 6 years at CHEP*
- *Team drawn from major blue chip organisations*
  - *GE, Masterfoods, ICI, P&G, Reckitt Benckiser*
- *Top talent management programs (INSEAD, London Business School)*
  - *65% of our most critical positions are filled internally*
- *A global talent management processes identifies succession plans for key positions*
- *A range of development programs are provided to ensure continuous development & performance improvement*
- *Career Development planning & reward packages have ensured attrition levels are very low*

CHEP Brambles

CUSTOMER SATISFACTION


•Managed Recovery
NEW SERVICE OFFER
QUALITY
•Invoice Improvements
CUSTOMER SATISFACTION
• Working with customers
• Innovation
EASE OF DOING BUSINESS
TECHNOLOGY
• e Tools

CUSTOMER SATISFACTION

- *Positive progress in Customer Satisfaction in FY07*
- *Customer Satisfaction continues to improve across Europe (including UK)*
- *Key improvement areas:*
  - *Invoice and tracking stock balance*
  - *CHEP contact and responsiveness*
  - *Introduction of Managed Recovery in UK*
- *Overall satisfaction with service delivery and pallet quality*



CUSTOMER SATISFACTION
Introduction of UK New Service Offer

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Managed Recovery

- *New service to meet changing customer needs in the UK*
- *All top 9 UK Ds have agreed to the service*
- *Provides choice and flexibility in service offering*
- *Supports lower supply chain cost*
- *Roll out complex due to mix of Es and Ds*
- *Margin neutral*



Successful launch with considerable customer support

CUSTOMER SATISFACTION
Invoice improvements – Impact Team Project

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Major improvement delivered in FY07

- *36 Perfect Trip projects delivering a 50% reduction in invoice disputes*
- *Sharing Global Best Practices*
- *All legacy and manual declaration systems have been eliminated and converted to standard EDI*
- *Transaction issues resolved*
- *65% of customers now receive an electronic invoice*

Impact Team: dedicated focus and Six Sigma rigour

CUSTOMER SATISFACTION
Electronic Tools – Portfolio Plus

- *Automation of manual effort*
  - *Customer productivity*
  - *Reduce errors/disputes*
- *Dashboard of key KPI trends*
  - *Early warning of issues*
  - *Benchmarking opportunity*
- *Account Management tools*
  - *Improved reporting*
  - *Knowledge Library*



Tools developed to simplify the management of pallets

CUSTOMER SATISFACTION
Working with Customers

- *Engaged with key FMCG working groups*
  - *Efficient Consumer Response*
  - *AIM (International Brand Manufacturers Association)*
  - *Local country user groups*
- *Many joint successes*
  - *Managed Recovery UK*
  - *Transaction Accuracy projects*
  - *NCD Conversion project*
- *Increasing the number of valued added initiatives*
  - *Portal development*
  - *Simplified Invoice maintaining ABPA principles*
  - *e-reconciliation tool*

ACCELERATING GROWTH
Developing Growth Capability

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Sales organisation restructured in September 06, separating:*
  - *Growth of New Business*
  - *Lane Expansion of Exisiting Customers*
- *Strengthened*
  - *Distributor Sales team*
  - *Marketing Communications team*
- *Created*
  - *The Supply Chain Value Analysis Team*
  - *Product managers*
  - *Country market managers*
  - *TPM/TCM teams*

Focused teams are delivering results

CHEP Brambles

ACCELERATING GROWTH
Focus on Profitable Customers/Segments

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Eliminated unprofitable pallet issues*
  - *ABPA introduced after extensive customer profitability analysis*
  - *Over 90% of pallet contracts include annual indexing*
- *Resumption of volume growth*
  - *From flat volume in FY06 to 3% volume growth in FY07*
- *Pallet Business signed in FY07:*
  - *1,462 contracts*
  - *50/50 share from New Business and Lane Expansion*
- *Improving the Sales Process*
  - *Cycle time to win new contracts improved from 152 days to 108 days in the last 12 months*
  - *Use of Best Practice Sales process (Miller Heiman)*
  - *New screening and contact techniques delivering results*

CHEP Brambles

ACCELERATING GROWTH
Key Market trends

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Market Trend	*Issues*
Costs	• ***Timber costs up 45% in the last 2 years driving up cost of white wood exchange significantly*** • ***Transport costs up 21% in last 2 years leading to visibility of white wood costs exchange.*** • ***Increased practice of unbundling transport costs from white wood pallet exchange costs***
Automation	• ***Increased used of automated warehouses is increasing demand for higher quality pallet as opposed to pallet exchange***
European Union Enlargement	• ***Manufacturers moving production east to serve Western Europe markets***
Retail Development	• ***Fast development of modern retail in Central and Eastern Europe***
Environmental Sustainability	• ***The Environment is a top agenda item and many customers are keen to demonstrate their environmental credentials***

CHEP Brambles

ACCELERATING GROWTH
Significant Pallet Opportunities in Europe

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Driving sustainable revenue growth

OPPORTUNITY		*Currently Addressable Opportunity* [1,2]	*Future Potential Opportunity not Currently Addressable*
Organic	*Existing Geographies - existing segments/customers*	*US$B*	*US$B*
	Main Pallet types	*2.0*	*9.4*
Core Expansion	*New Geographies*		
	Germany - 1208 pallets	*0.5*	*1.8*
	CEE - 1208 pallets	*0.5*	*2.2*
SUB-TOTAL - ORGANIC AND CORE EXPANSION		*3.0*	*13.4*
Organic 'Plus'	*Existing Geographies - new segments*		
	Display Pallets	*0.4*	*1.1*
	DIY, Electrical, Intercontinental, Other	*0.3*	*1.4*
	Converting New Distributors	*0.2*	*-*
TOTAL PALLETS		*3.9*	*15.9*

1. Total opportunity, including CHEP's current volume.
2. Opportunity excludes countries where CHEP is not yet established (e.g. Russia, Ukraine).

CHEP Brambles

ACCELERATING GROWTH
B1208A White Wood Exchange Conversion

- *Cost of white wood exchange has great variation among users*
- *Targeting white wood exchange users that have higher costs*


Daily ⇒ Weekly
Deliveries
Own Transport
Fleet
Local Distribution
Network
Multiple Sites
same product
Single Site
International Distribution
Network
3PL Transport
Fleet
Bi-Weekly ⇒ Monthly
Deliveries
Low % of Pallet
Recovery Rate
LOWER COSTS
HIGHER COSTS

CHEP is well placed to manage the complexity

ACCELERATING GROWTH
B1208A White Wood Exchange Conversion



- *Continued focus on core FMCG segments in Western Europe*
- *Opportunity remains large in France, Italy*
- *Increasing cost of timber is driving up the cost of white wood exchange*
- *Some transporters across Europe have announced charges to handle white wood exchange*
- *Target white wood pallet users currently suffering from higher complexity by undertaking supply chain value analysis*
- *Target specific supply chain groups with product and service innovations like ETPM or DTPM*
- *The CHEP Environmental Calculator demonstrates the significant environmental advantages to switch from white wood exchange*

ACCELERATING GROWTH
Core Expansion – Germany

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Largest opportunity in Europe - estimated US$0.5B*
  - *Opportunity is 130M+ pallet issues*
  - *EPAL white co-operative exchange pool is well established*
  - *Most costs are hidden and supported by Transporters and LSPs (Logistics Service Providers)*
  - *Current costs are high but not visible and not equally distributed*
  - *White wood pallet imports (eg Eastern Europe) subsidise the white wood pool*
  - *CHEP has only 8% penetration in B1208A*

ACCELERATING GROWTH
Core Expansion – Germany

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Where are the opportunities?*
  - *Rise of timber costs has raised awareness of pallet costs*
  - *Transporters and LSPs carry most of the costs and are now discussing extra charges for pallet management*
  - *Exchange unfavourably impacted by increase of Emitters with:*
    - *Highly automated warehouses*
    - *Pan European supply chain flows*
  - *Hidden costs surfaced through*
    - *Value analysis of supply chain for Es and Ds*
  - *CHEP has a successful display pallet business and well established customer relations with white wood 1208 users*

ACCELERATING GROWTH
Core Expansion – Central and Eastern Europe

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Significant Opportunity in Central and Eastern Europe*
  - *Estimated at 130M issues and US$0.5B*
  - *Poland (largest market), Hungary, Czech Republic, Slovakia, Slovenia, Switzerland, Austria*
  - *CHEP has only 3% penetration*
  - *Modern manufacturing and retail are quickly developing*
  - *Some markets have high percentage of modern trade*
- *White wood pallet exchange is the alternative*
  - *White wood pallets are generally of low quality*
  - *Unauthorised use of EPAL certification*
  - *"Losers" subsidising system*
- *Poland is the largest opportunity*
  - *Emitters looking to resolve the current problems with exchange*



CHEP

Brambles

ACCELERATING GROWTH
Organic "Plus"- Display Pallets

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Display pallets are used for in-store promotions and high rotation goods*
- *9% revenue growth p.a.*
- *Initially launched in Germany*
- *Rolled out successfully to Spain, Portugal, France and Italy*
- *Revenue US$135M in FY07*
- *Total Opportunity currently US$0.4B but expected to grow*





CHEP

Brambles

ACCELERATING GROWTH
Organic – Reusable Plastic Containers

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Strong value proposition v cardboard

- *Clear trend to move from one way packaging to plastic reusable containers*
- *Objective to be lowest cost operator*
- *Implemented offer to drive asset utilisation*
- *Leverage pan-European network advantage*
- *New service innovation*
  - *TCM*
  - *RFID*
- *Product Innovation*
  - *Bulk Display Units*
  - *Meat sector*
- *Total Opportunity worth over US$2B*

Benefits of CHEP RPC
Pan Europe network
Washing standards
Range optimal pack-out
Reduced damage design
Footprint transport efficiency
Unit load stability
RDC picking effectiveness
One-touch store process
Disposal costs minimised
Account Management
Security of supply



CHEP Brambles

ACCELERATING GROWTH
Organic - Automotive

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Major customers - GM, Ford, Nissan, Suzuki*
- *Key contracts extended in FY07 until FY10 and FY11*
- *Lane expansion driving current growth*
- *Intercontinental activity increasing*
- *Main alternative is in-house solutions*
- *Major growth opportunities are OEM and Tier 1 suppliers estimated at US$3.2B*



CHEP Brambles

SUMMARY
CHEP Europe

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

ENHANCED SERVICE OFFERING	DELIVER OPERATIONAL EXCELLENCE	MAKE CHEP EASIER TO DO BUSINESS WITH

↓

FOCUS ON ACCELERATING PROFITABLE GROWTH

↓

DELIVERS SUPERIOR RETURNS

SUMMARY

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Strong foundations established*
- *Build advantage in cost base and service delivery*
  - *Leverage Perfect Trip and Global Technology*
- *Customer satisfaction improving*
- *New initiatives underway make CHEP easier to do business with*
- *Focus on profitable volume growth*
  - *Expansion with existing customers*
  - *New business primarily targeting white wood exchange pallet conversion*
  - *Sizeable opportunities for growth*
  - *Extend advantage of European network*

Q & A

CHEP

Brambles

SUMMARY

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

CHEP is committed to operational excellence.

Our culture of continuous improvement will provide ongoing productivity gains.

CHEP's primary focus is shifting to profitable growth:

- *Continued growth in FMCG and new segments in the USA*
- *Organic Growth in Latin America*
- *Geographic Growth in Europe*
  - *Germany*
  - *Central and Eastern Europe*
- *FMCG and Automotive Containers in China*

CHEP

Brambles

Q & A

CHEP

Brambles

DISCLAIMER STATEMENT

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.

This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.

Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

CHEP

Brambles


CHEP®
EQUIPMENT POOLING SYSTEMS

recall™

Your Information. Securely Managed.



2007 Operations Review

Elton Potts
President and Chief Operating Officer
24 October 2007

Brambles

AGENDA

recall™

- Strong Foundations
- Business Strategy
- Accelerating Growth
- Q&A

Brambles

▶ STRONG FOUNDATIONS

recall™

- Global Footprint
  - 5 continents
  - 22 countries
  - ~300 dedicated facilities
  - ~4,500 employees
  - ~80,000 customers
- Service Lines
  - Document Management Solutions
  - Secure Destruction Services
  - Data Protection Services

Brambles

▶ STRONG FOUNDATIONS
Growing Sales (by region)

recall™



US$ millions
2003
388
2%
17%
26%
55%
2004
453
2%
18%
28%
52%
2005
512
2%
18%
30%
50%
2006
566
3%
22%
26%
49%
2007
650
3%
24%
26%
47%
Americas
Europe
Australia/NZ
Rest of World

FY03 and FY04 are reported under UKGAAP. FY05, FY06 and FY07 under AIFRS

Brambles

▶ STRONG FOUNDATIONS
Globally

recall™

Vended Position by Region



1%
1%
4%
40%
54%
Leader
#2
#3
#4
#5

Breakdown of Sales by Customer



17%
25%
3%
3%
5%
14%
16%
12%
Banking & Finance
Insurance
Government
Medical
Professional Services & Legal
Retail
Utilities
Media
Manufacturing
Others

Brambles

▶ STRONG FOUNDATIONS
North America

recall™

- Regional Footprint
  - 3 Countries
  - ~144 Dedicated Facilities
  - ~2,300 Employees
  - ~19,000 Customers

Service Lines - Sales



14%
46%
40%
Document Management Solutions
Secure Destruction Services
Data Protection Services

Brambles

▶ STRONG FOUNDATIONS
Growing Comparable Operating Profit

recall™



US$ millions
75
76
84
98
119
2003
2004
2005
2006
2007
■ Comparable Operating Profit

FY03 and FY04 are reported under UKGAAP. FY05, FY06 and FY07 Under AIFRS.

Brambles

▶ BUSINESS STRATEGY

recall™

Fire Prevention
Risk Management
Standard Operating Procedures

CARTONS Model
Benchmarking and Best Practices
RFID Technology
Six Sigma/Lean



Security
Efficiency
Superior Value Proposition
Customer Satisfaction
Sustainability

Perfect Order
Global Operating Platform
Third Party Validation
Global Footprint

Environment
Financial Strength and Stability
Continuous Improvement

Brambles

▶ EFFICIENCY
CARTONS Model

recall™


Customer
V
collection (cCT)
unload (uTC)
Transporter
intake (iTA)
Awaiting Storage
request value add (rAV)
store (sAR)
rRV
Value Added Services
sVR
Secure Destruction Inbound
bins returned to the customer (bST)
unload (uTS)
neutralize (nSN)
Net Tons
w
Outgoing
deliver to customer (dGT)
Generate Delivery
rVG
rRG
non-customer perm out (yPT)
customer perm out (dPT)
Perm Out
rVP
rRP
Rack
transport to destruction (xDT)
Destruction
rVD
rRD
forward relocation (fFT)
Facility Relocation
rRF

Brambles

▶ EFFICIENCY
RFID Technology

recall™


recall
recall
recall

RECALL
R000003001


recall

- Increased speed, accuracy and efficiency of audits
- Seamless transition from traditional barcoding process
- Increased customer satisfaction
- Rapid implementation
- Product leadership – development, testing, implementation

Brambles

▶ SUSTAINABILITY
Environment

recall™



No effort wasted on Recall's road to sustainability

Document storage company Recall operates from a smart building that helps parched Sydney save water, writes **Alexandra Cain.**

Going green pays

Sydney, Australia

"…Recall is a great example of a company committed to reducing its carbon footprint while at the same time making sustainability principles work for the environment."

Source: Australian Financial Review, 19 September 2007

Brambles

▶ CUSTOMER SATISFACTION
Perfect Order

recall™

On Time & Complete

AT CUSTOMER LOCATION

CUSTOMER	CUSTOMER CARE REPRESENTATIVE		INFORMATION CENTER SPECIALIST			COURIER		COURIER
Order Placed -via web -via phone/fax -via eMail	Work Order Generated -Account -Contact -Address -Priority of Service -Delivery Deadline	Add Items -To work order, as requested by customer	Work Order Download -To handheld scanner	Requested Items Located -Scanned for verification	Staging -Items secured in Outbound Area -Items scanned	Work Order Transfer -Courier downloads information to handheld scanner	Loading -Items secured on Recall vehicles for delivery	Hand-Off -Items scanned in presence of customer -Delivery voucher printed -Voucher signed by customer

PERFECT ORDER
C.a.r.e. in action

Brambles

ACCELERATING GROWTH
People

recall™

- Leadership Team
  - 73 combined years with Brambles
  - 49 combined years with Recall
- Talent Management and Succession
- Annual Employee Engagement Survey
- Employee Development

ACCELERATING GROWTH
Strategy

recall™

- Primary focus on unvended segment
- Organic growth
- Expansion of existing relationships
  - Geographic and service line
- Increase multinational customer base
- Extension of service lines
- Leverage vertical expertise
- Acquisitions, where appropriate

ACCELERATING GROWTH
Customer Relationships

recall™

- Customer satisfaction
  - Account Management / Customer Service
- Customer segmentation – North America example
  - Fortune 500 customers
  - Medium to large regionally based customers
  - Small to medium customers

CUSTOMER SEGMENT	SALES CYCLE (months)	AVERAGE MARGIN
Gold	6-9	✓✓
Silver	3-6	✓✓✓
Bronze	<30days	✓✓✓✓

ACCELERATING GROWTH
Australia and New Zealand

recall™

- Strong presence with room for growth
- Successful integration of former competitor
- Successful consolidation of four markets
- RFID
- Cross-selling



ACCELERATING GROWTH
Asia

recall™

- Fastest and strongest growing region
- Geographic expansion
- Regional expansion of key clients



Brambles

ACCELERATING GROWTH
Brazil

recall™

- Strong presence with room for growth
- Comprehensive market coverage in region's strongest economy
- Geographic expansion in process
- Strong government relationship



Brambles

▶ ACCELERATING GROWTH
North America

recall™

- Leverage existing customer relationships
- Address unvended market
  - Majority in strongest verticals
    - Banking and Finance
    - Insurance
    - Healthcare
    - Legal
    - Government



Brambles

▶ DELIVERING OUR POTENTIAL

recall™



- Building on strong foundations
- Leveraging customer relationships
- Implementing best practices
- Focus on profitability and growth

Brambles

recall™

Q & A

Brambles

► DISCLAIMER STATEMENT

recall™

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.

This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.

Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Brambles

Brambles

Operations Review

24 October 2007

Accelerating Growth: Customers, Markets, People

Jasper Judd
Acting CFO





First morning "wrap up"

Brambles:

- has built strong foundations, with excellent financial and operational performance in recent years
- has a skilled and experienced team of people
- has a culture of continuous improvement
- leverages its global scale to achieve best practice
- is a leader in technology and innovation
- is committed to its Customers, Markets, People
- is well positioned to accelerate growth

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Contact details

Michael Sharp

Vice President Corporate Affairs

michael.sharp@brambles.com

+61 (2) 9256 5255

24 October 2007

Brambles Limited

Brambles Operations Review New York

Presentations will be delivered by Brambles' Chief Executive Officer, Mr Mike Ihlein, and other senior managers at the Brambles 2007 Operations Review, to commence in New York later today. The presentations do not include any new material information.

The slides and a webcast of the presentations will be available on the Brambles website at www.brambles.com.

For further information please contact:

Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

{CW 00029430}

Brambles Limited
Company Number: 118 896 021

BRAMBLES APPOINTS SENIOR VICE PRESIDENT, HUMAN RESOURCES

Brambles Limited announced today that Nick Smith had been appointed Senior Vice President, Human Resources with effect from 5 November 2007.

Mr Smith was Group Human Resources Director with Inchcape plc, the leading independent, international automotive retailer, from 2003 until earlier this year.

Prior to Inchcape, Mr Smith worked with Cable & Wireless plc for six years, his final role being Vice President, Human Resources, Global Businesses. During this period, he spent three years with Cable & Wireless Optus in Australia. Mr Smith also previously worked with British Telecom for seven years in a range of engineering management and network strategy roles.

The Chief Executive Officer of Brambles, Mike Ihlein, said he was delighted to welcome Mr Smith to Brambles.

"Nick has a broad business and commercial background in addition to his human resources expertise and has had significant experience in working for organisations with a global footprint.

"He will be an extremely valuable addition to our Executive Leadership Team.

"Nick will report to me and be based at our Global Headquarters in Sydney."

Mr Ihlein announced a number of organisational changes on 2 August 2007 as a result of the reorganisation of Brambles over the past two years. This included Brambles' Global Headquarters in Sydney taking a more active role in areas including succession planning and talent development.

He said Mr Smith was the second recent and important addition to Brambles' Executive Leadership Team, following last month's announcement that Liz Doherty would join Brambles from Tesco as Chief Financial Officer on 1 December.

For further information please contact:

Michael Sharp, Vice President Corporate Affairs — +61 (0)2 9256 5255
+61 (0)439 470 145 (mobile)

Brambles is globally headquartered in Australia

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

24 October 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 86,794 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	86,794
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	216 @ $4.74 per share 63,580 @ $5.63 per share 3,768 @ $6.09 per share 19,230 @ $8.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 October 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,420,744,152	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,105,655	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{OWB 00012195}

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

{OWB 00012195}

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 October 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 October 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

APPOINTMENT OF MR ROBERT GERRARD AS COMPANY SECRETARY

We wish to advise that the Board of Directors of Brambles Limited has appointed Mr Robert Gerrard as an additional Company Secretary.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{CW 00029440}

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 October 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

HANDOUTS AT BRAMBLES 2007 OPERATIONS REVIEW SITE VISITS

Attached are handouts which will be distributed to analysts at site visits in the USA later today. The handouts do not include any new material information.

Copies of the handouts will be available on the Brambles website at www.brambles.com.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

For further information please contact:

Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255
		+61 (0)439 470 145 (mobile)

{CW 00029447}

25 October 2007

Brambles Limited

Brambles Site Visits in the USA

Handouts will be distributed to analysts at site visits in the USA, to commence later today. The handouts do not include any new material information.

Copies of the handouts will be available on the Brambles website at www.brambles.com.

For further information please contact:

Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 October 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

HANDOUTS AT SITE VISITS IN THE USA

Attached are handouts which will be distributed to analysts at site visits in the USA later today. The handouts do not include any new material information.

Copies of the handouts will be available on the Brambles website at www.brambles.com.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

For further information please contact:

Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

{CW 00029447}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 October 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

HANDOUTS AT SITE VISITS IN THE USA

Attached are handouts which will be distributed to analysts at site visits in the USA later today. The handouts do not include any new material information.

Copies of the handouts will be available on the Brambles website at www.brambles.com.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

For further information please contact:

Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255
		+61 (0)439 470 145 (mobile)

{CW 00029447}

CHEP ETPM

CUSTOMER:
KRAFT, WINCHESTER (VA)

CHEP

Brambles

KRAFT FOODS, INC.

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *One of the largest food and beverage manufacturers in the world*
- *90,000 employees*
- *Operates 159 manufacturing facilities worldwide*
- *Fiscal 2006 revenue was nearly $35 billion*
  - $3.1 billion in earnings *($1.85/share)*



Triscuit
Stove Top
Post

*Based on data at the end of Fiscal Year 2006

CHEP

KRAFT

KRAFT FOODS
FACILITY LAYOUT*

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™



UNITED STATES
MEXICO
MONTANA
OREGON
IDAHO
NEVADA
UTAH
COLORADO
KANSAS
NEW MEXICO
ARIZONA
NORTH DAKOTA
SOUTH DAKOTA
MINNESOTA
NEBRASKA
GEORGIA
FLORIDA
ALABAMA
TENN
TEXAS
COAHUILA
CHIHUAHUA
SONORA
Phoenix
San Antonio
Toronto
New York
Washington, D.C.
Nashville
Laredo
Ciudad Juárez
Hidalgo del Parral
Thunder Bay
Sudbury
KRAFT
CHEP

CHEP

* 2006 data. Some of the Kraft locations represented above may have closed / been sold.

KRAFT

ETPM - WINCHESTER G300

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™



CHEP
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CHEP

CENTRAL REPORTING SYSTEM

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™

Real-Time Dashboard (updates every 5 minutes)



Site Comparison Reporting



CHEP

KRAFT

ON-SITE OPERATIONS – ETPM

KRAFT, WINCHESTER (VA)

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™


REMAINDER OF KRAFT FACILITY
KRAFT COOLER STORAGE
KRAFT DRY STORAGE
CHEP AUTOMATED SORTING OPERATION
KRAFT PALLET DEMAND
REMAINDER OF KRAFT FACILITY
KRAFT DRY STORAGE RACKING
CHEP C-STOCK STAGING AREA
DRIVER ENTRY/EXIT DOOR

CHEP

KRAFT

CHEP EMITTER – KRAFT FOODS

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Greatwide Logistics – 3rd Party Operator***
- ***Founded in Dallas, TX in 2000***
- ***3rd Logistics Services with $1.2Billion in Annual Revenue***
- ***Operates Seven (7) CHEP Service Centers***
  - *Ontario, Las Vegas, Phoenix, San Antonio, Ft Worth, Salt Lake City, Bridgeton*
- ***Operates Four(4) TPM Locations***
  - *Three(3) ETPM Locations (Winchester, Garland, Salt Lake City)*
  - *One(1) DTPM Location (Sysco)*

CHEP KRAFT

CHEP EMITTER – KRAFT FOODS

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

ETPM Program Benefits for Kraft Foods

- *Potential to reduce CHEP delivery / issue cost*
  - *Winchester alone will realize $157K in direct annual savings*
- *Potential reduction in buffer (safety) stock*
- *On-site CHEP managed Quality Control*
- *Eliminates need for emergency orders*
- *CHEP managed pallet flow and inventory control*

CHEP KRAFT

DISCLAIMER STATEMENT

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.

This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.

Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

CHEP

Brambles

CHEP®

EQUIPMENT POOLING SYSTEMS

CHEP DTPM

CUSTOMER:
COSTCO WHOLESALE, MONROE TOWNSHIP DC (NJ)

CHEP Brambles

COSTCO WHOLESALE CORPORATION
RETAIL WAREHOUSES

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.™

- ***Membership warehouse store with 47 million paying members***
- ***127,000 full-time and part-time employees***
- ***Costco currently operates 499 Retail Warehouses globally:***
  - *383 US*
  - *75 Canada*
  - *33 Mexico*
  - *15 Orient*
- ***Expansion plans call for a total of 712 locations in the next 5-10 years***
  - *In 2008, Costco expects to open 35 new locations which includes a location in Melbourne, Australia*
- ***Each Costco Retail Warehouse location averages around US$130 million in sales per year***

COSTCO WHOLESALE CORPORATION
DISTRIBUTION CENTERS

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Operates 11 Depots (Distribution Centers) in the United States***
- ***New DCs planned to help service the expansion plans, including:***
  - *Mexico City, Mexico*
  - *San Diego Area (To Service San Diego market and Mexico Baja Peninsula)*
  - *Washington DC area*
  - *Calgary, Canada Area*
- ***Costco DCs touch approximately 82% of the product that is in the Costco Warehouses, with the rest being shipped "store door direct".***
  - *Costco is encouraging more vendors to ship their goods thru the DCs.*
  - *Costco feels this has an approximate savings of 3-6% for the average vendor*
- ***470,000 inbound loads a year***
- ***Costco makes more than 900,000 appointment a year for both DC and Store Direct shipments.***
  - *This process will be improved thru new programs and use of the internet over the upcoming year*

COSTCO WHOLESALE
DC LAYOUT

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.



CANADA
UNITED STATES
MEXICO
SASKATCHEWAN
ONTARIO
OREGON
IDAHO
WYOMING
NORTH DAKOTA
SOUTH DAKOTA
NEVADA
UTAH
COLORADO
CALIFORNIA
ARIZONA
NEW MEXICO
MISSOURI
ALABAMA
GEORGIA
TEXAS
Atlantic Ocean

Monroe Township, NJ DC – Site Details

- ***Ships ~$16million of consumer goods per day***
- ***Services a 100-mile radius in the Northeast and Mid-Atlantic***
- ***Cross-dock operation***
  - *Not a warehouse*
- ***Processes 350-400 Inbound Trucks per day from Vendors and 180-200 Outbound Trucks per day to the Store locations***
- ***Operates from 6AM to 4PM, Monday to Friday***
  - *Receives shipments through noon each day*
- ***225 Costco employees***

Intercontinental shipments

- ***20% of goods arrive via an intercontinental shipment***
- ***80% of containers max. out on volume before weight***
  - *Goods floor loaded*
  - *Currently not economically viable to palletise goods*
- ***Use fork lifts with grabbers to unload***
  - *Any goods on nestable pallets need to be transferred*
  - *Nestable pallets not robust enough to rack*

COSTCO WHOLESALE

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Automated Pallet Handling Equipment

- ***Smetco automated pallet sorting systems***
- ***Automation***
  - *Requires fewer Employees: Similar output, while enabling a better quality inspection*
  - *~600 pallets/hour (Automated) vs. ~270 pallets/hour (Manual)*
  - *Reduces Risk: Proven safer than manual handling*
  - *Keeps Facilities Cleaner: Less pallet damage*
  - *Requires Less Square Footage*

BENEFITS OF DTPM
COSTCO WHOLESALE

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™

- ***Transport Savings: ~70% reduction in returned CHEP volume***
  - *Monroe Township alone would save ~$461k annually*
- ***Handling/Inspection Revenue for each CHEP pallet sorted***
  - *Monroe Township generates ~$451k revenue annually*
- ***Cycle-Time Reduction of ~2 or 3 days benefit to each participating Costco location***
- ***Shared Transportation Backhaul: Savings for Costco and CHEP***

DISCLAIMER STATEMENT

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.

This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.

Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

CHEP®

EQUIPMENT POOLING SYSTEMS

25 October 2007

Brambles Limited

Brambles Site Visits in the USA

Handouts will be distributed to analysts at site visits in the USA, to commence later today. The handouts do not include any new material information.

Copies of the handouts will be available on the Brambles website at www.brambles.com.

For further information please contact:

Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

26 October 2007

Brambles Limited

Brambles Operations Review Orlando

Presentations will be delivered by senior managers at the Brambles 2007 Operations Review, to commence in Orlando later today. The presentations do not include any new material information.

The slides and a webcast of the presentations will be available on the Brambles website at www.brambles.com.

For further information please contact:

Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

26 October 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

PRESENTATIONS AT BRAMBLES 2007 OPERATIONS REVIEW

Attached are presentations which will be delivered by senior managers at the Brambles 2007 Operations Review, to commence in Orlando later today. The presentations do not include any new material information.

The slides and a webcast of the presentations will be available on the Brambles website at www.brambles.com.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

For further information please contact:

Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255
		+61 (0)439 470 145 (mobile)

{CW 00029453}

CHEP
OPERATIONS REVIEW

ORLANDO, FLORIDA
26 OCTOBER 2007

CHEP

Brambles

INFORMATION SYSTEMS AT CHEP

DONNA SLYSTER SVP, IS and CIO

CHEP

Brambles

CHEP's WORLD CLASS SYSTEMS

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Integrated Software Platform***
  - *SAP & Business Warehouse*
  - *Portals*
  - *Siebel*
  - *Manugistics*
  - *Factory Management System / ePASS*
  - *RFID*
- ***Supply Chain Scope***
  - *Almost 1M trading partners globally*
  - *>320K EDI files per month*
  - *>90 Terabytes of data*
- ***Focus areas***
  - *Real time actionable data*
  - *Supply chain collaboration & monitoring*
  - *Global process standardization & automation*



POSITIONED TO SUPPORT GROWTH

CHEP

Brambles

CHEP's WORLD CLASS SYSTEMS
SAP & BUSINESS WAREHOUSE

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Handles transactional processing for Finance, Sales & Distribution, Logistics, Asset Tracking (Stocks and Flows), Operations, Purchasing, Pricing and Invoicing

- *Single SAP system globally*
- *Robust business warehouse*
- *Workflow tools (SRM & ECM)*
- *Warehouse management*
- *Sample benefits:*
  - *Activity Based Pricing*
  - *600k stock locations*
  - *1.75M sales orders /wk*
  - *2 day close*


C
B
A
F

SAP IS THE FOUNDATIONAL SYSTEM FOR BUSINESS MONITORING AND OPTIMIZATION

CHEP

Brambles

CHEP's WORLD CLASS SYSTEMS
Portals – Actionable Information 24 X 7

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™

PORTFOLIO PLUS:
Place orders, report movements, view online reports and invoices and perform Customer Agreed Transactions (CAT)

- *40k+ Customers globally*
- *47% of Orders*
- *31% of Movements*
- *Enabler for European GM and Ford contract renewals*
- *Deployed Portfolio-Lite in China*



CHEP
0800 633 437

MAKING CHEP EASIER TO DO BUSINESS WITH EVERDAY

PORTFOLIO PLUS - FUTURE RELEASE
Account Dashboard: Latest position & 3 month KPIs

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™



CHEP
PORTFOLIO
Home
Account Management
Support
Customer Spend
Spend
MAR 2007
APR 2007
MAY 2007
Calendar Months
B1210A-1200x1000 Block Pallet
B1208A-800x1200 Block Pallet
Closing Stock Balance
Closing Stock Balance
B1200A-800x1200 Block Pallet

Calendar Months	MAR 2007	APR 2007	MAY 2007
Product	Customer Spend	Customer Spend	Customer Spend
1 B1210A-1200x1000 Block Pallet	10,358 EUR	12,938 EUR	11,472 EUR
3 B1208A-800x1200 Block Pallet	989 EUR	1,455 EUR	1,073 EUR

Calendar Months	MAR 2007	APR 2007	MAY 2007
Product	Closing Stk Bal	Closing Stk Bal	Closing Stk Bal
1 B1210A-1200x1000 Block Pallet	23,012 EA	23,717 EA	24,105 EA
3 B1208A-800x1200 Block Pallet	1,033 EA	1,421 EA	1,268 EA

PORTFOLIO PLUS – FUTURE RELEASE

Account Summary: Master data, *Invoices*, Customer Care

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.



CHEP
Home
Account Management
Support
Account Summary
Detailed Navigation
Invoicing
Related Links
Credit & Collections
Portal Favorites
Open Invoices
Account Number 123456789
Account Name Acme Company
Address PO Box 4321
Invoice Number
Most Recent 4400665342
2 4300047507
3 4400663211
4 4400652233
5 4400620757
INVOICE
ACME COMPANY
UNITED KINGDOM
INVOICE NUMBER 4400663211
TOTAL AMOUNT DUE

CHEP's WORLD CLASS SYSTEMS

Siebel

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Customer Relationship Management: Call Center, Sales Funnel Tracking (Miller Heiman), and Account Audit Tracking

- ***Used globally by sales team***
- ***Improved customer responsiveness***
- ***Reduced the sales cycle & improved the close ratio***
- ***Enabled standardized processes (audit)***
- ***Enabled activity based pricing***



All THINGS BEGIN WITH THE CUSTOMER

CHEP's WORLD CLASS SYSTEMS
Manugistics

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Enables sophisticated optimization of service center & logistical spend to meet customers needs on time and at the lowest possible cost.

- ***Continual strategy modelling to optimize for new customers, TPMs and service centers***
- ***Daily planning based on customer demand, stock levels, plant capabilities and transport costs (450k Demand Forecasting Units per week)***
- ***30k transportation loads tendered per week***
- ***Operational savings $15M per year***
- ***CAPEX savings $8.5M one time***



OPERATIONAL EXCELLENCE IS OUR STANDARD

CHEP's WORLD CLASS SYSTEMS
Factory Management System

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.


CHEP
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CHEP
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- ***Provides real time plant data collection, metrics, monitoring & reporting***
- ***Installable at service centers and TPM locations***
- ***33 FMS installations globally***

ON TIME PRODUCTION IS CRITICAL FOR ON TIME CUSTOMER DELIVERY

EPASS SOLUTION
DANBRO CANADA

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

EPASS will deliver a best in class lean supply chain process that reduces operational lead time, eliminates waste and achieves transaction information.

- ***Functionality***
  - *Appointment scheduling*
  - *Dock and yard management*
- ***Key Elements***
  - *Portal appointment scheduling*
  - *Check-in/out kiosks*
  - *Bar Code scanning*
  - *Dock door marquees*
  - *Vehicle mounted terminals (VMT)*
  - *Waiting area status board*
  - *Handheld services*


Check-in
Shipping Office
Check-out

INCREASING EFFICIENCY FOR OUR CUSTOMERS AT OUR PLANTS

CHEP Brambles

EPASS
Inside the Plant

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.






1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
Delivery #
Door Number
Vehicle ID
Status
% Complete
Time in Yard
Remaining time
Minutes at Dock

CHEP Brambles

CHEP's WORLD CLASS SYSTEMS
RFID Technology Leadership

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.


INDUSTRY
MIT Field Test CHEP, P&G, Unilever
Wal-Mart USA/ USA DOD Mandates (Gen1)
Global RFID Tag Available (Gen2)
MIT Auto ID
Omniview
Florida Pilot
CHEP RFID Pallet Initiative
Track & Trace Application
98
99
00
01
02
03
04
05
06
Year

As the supply chain adopts RFID, CHEP is ready

- ***9 yrs experience***
- ***Patented 3 way tag***
  - *Tags: $0.26 installed*
- ***Reader portals: $4,300 each***
- ***Have 4 track & trace customers live + pilots***
- ***100% tagging in China will drive better asset productivity and customer satisfaction***
  - *Fewer lost pallets*
  - *Better reports for customers*

CHEP PROPERTY OF CHEP

RFID 14598 3200000001

GLOBAL SCALE
Delivering Superior Customer Service

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***World Class Scalable Solutions***
- ***Operational Excellence***
  - *IS initiatives return > $15M BVA*
- ***Customer Satisfaction***
  - *Actionable information, Supply chain monitoring, and tools*
  - *Making CHEP easier to do business with*



CHEP IS UNIQUELY POSITONED TO PROVIDE SUPPLY CHAIN SOLUTIONS TODAY AND FOR THE FUTURE

CHEP SYSTEMS TECHNOLOGY
We run it as a business

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Basic assumptions***
  - *Meet business requirements*
  - *Deliver on time everyday*
  - *Operate at the right cost*
- ***Real focus: adding competitive advantage***
  - *BVA improvement*
  - *Enhancing our customer experience*
  - *Increasing our value proposition everyday*



BVA
CUSTOMER SATISFACTION
ASSET PRODUCTIVITY
COST
QUALITY
TECHNOLOGY
INNOVATION
1 CHEP
PEOPLE

SYSTEMS TECHNOLOGY WILL CONTINUE TO BE A COMPETITIVE ADVANTAGE FOR CHEP

CHEP Brambles

CHEP USA
NETWORK OPTIMIZATION

RAMON GENEMARAS – SVP, SUPPLY CHAIN

CHEP Brambles

OBJECTIVES

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Meet customers' expectations***
  - *Enable growth*
  - *On time delivery*
  - *Quality & cost efficiency*
- ***Drive network flexibility and adaptability to customer demands***
  - *Location, scale and mix of operating facilities*
- ***Achieve supply chain cost efficiency by optimizing:***
  - *Transport*
  - *Service Centers*
  - *ETPMs/DTPMs*

NETWORK MODELING PROCESS

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Idea generation***
  - *Customers and suppliers*
  - *Cross functional*
    - *All people, all levels*
- ***Identify variables***
  - *Economic dynamics (Transport Cost, Fuel, Supply/Demand)*
  - *Building lease renewals*
  - *ETPM, DTPM opportunities*
  - *Annual validation of Plant volumes and capacity requirements*
- ***Filtering***
  - *SCO Steering Committee prioritize ideas*

NETWORK OPTIMIZATION
Support Customer Initiatives

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Growth Plans***
  - *New Distribution Centers & production sites*
  - *New product lines or lane expansions*
  - *Acquisitions and consolidations*

- ***Supply Chain Improvement Programs***
  - *Customers' network optimization*
  - *Relocation or remix of existing DCs*
  - *Cycle and inventory reductions*
  - *Trailer fleet reduction*
  - *Environmental sustainability*

PROCESS MAP

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.


Ideas / Strategy
Filter Opportunity
Analysis
Decision
Define Project Plan
Start up and Contingency
Control
Corrective Actions
Network Intervention List
Manugistics NWS Model
Project Plan
Control Document
Ideas / Strategy
Decision
Corrective Actions
2 - 6 Weeks
6 - 9 Months

MANUGISTICS PLANNING MODULE
Modeling Characteristics

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***CHEP Network***
  - *21,000 Customer locations between Ds and Es*
  - *330,000 Transport lanes possibilities*
  - *195 pallet processing centers (SC, ETPM, DTPM)*
  - *Best operational cost adjusted for regional labor*
- ***1.8M Decision Variables***
- ***Why More Variables***
  - *Circular, continuous vs. One way finite supply chain*
  - *Large customer / Supplier base*

CHEP

Brambles

MANUGISTICS PLANNING MODULE
Validate Entire Network With One Change

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

1.8M Decision Variables + 200K Iterations


DTPM1
D2
Dn
CHEP SC
ETPM
E1
E2
En

<u>Modeling Process</u>
- ***Incorporate change***
- ***Update cost and volume***
- ***Run model***
- ***Analyze output***

<u>Node Optimum</u>
- ***Service Center***
- ***ETPM***
- ***DTPM***

<u>Cost Optimum</u>
- ***Volume throughput***
- ***Transportation cost***
- ***Operations cost***
- ***Route optimization***

CHEP

Brambles

MINIMIZE SUPPLY CHAIN COSTS
(Transport + Service Centre)

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Isolate change and compare network solution*
- *Cross functional discussion*
- *Ensure lower overall Supply Chain cost is achieved*
- *Make Go / No Go Decision*



Optimal
$ Costs
OTP = 97%
Total $ Costs
Operational $ Costs
CHEP
Transport $ Costs
PSC Network
Current Network
# of Service Centers
26 Plants
71 Plants
> Plants

CHEP

Brambles

OPTIMIZATION EXAMPLE
Central and Southern California

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.



Major Produce Demand
Fresno
Hanford
Visalia
Tulare
Avenal
Delano
Wasco
Paso Robles
Atascadero
San Luis Obispo
Arroyo Grande
Bakersfield
Edwards A.F.B.
Lancaster
Barstow
Palmdale
Santa Clarita
Victorville
Hesperia
Thousand Oaks
Los Angeles
Torrance
Long Beach
Huntington Beach
Riverside

Fresno, CA

- ***Historically sourced from Northern or Southern CA***
- ***Heavy demand in Fresno and Salinas Market***
- ***Reduction in miles while improving service***
- ***Validated savings +$1.2M***

Los Angeles, CA

- ***Model suggested 3 Plants in LA***
- ***Signed ETPM and DTPM in LA eliminating need for 3 Plants***
- ***Benefits include mileage reduction, lower operating costs and reduced Activity Based cost***
- ***Validated savings estimated +1.0M in FY08***

CHEP

Brambles

IMPLEMENTATION PROCESS

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Inputs***
  - *Cost benefits and revenue impacts*
  - *Volumes requirement*
  - *Growth, customer satisfaction, quality implications*
- ***Outputs***
  - *Annual estimated savings*
  - *Confirmation of equipment needs and cost*
  - *Start date, sign up with customer*
  - *Risks and opportunities*
- ***Steering Committee Review***
  - *Logistics, Plant Operations, Planning, TPM group, Finance, Supply Chain, SCO Team, Sales*
  - *Go / No Go decision*

IMPLEMENTATION TIMETABLE
Average of 24 weeks

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Site Sizing and Selection*** ***(~16 weeks)***
  - *Market analysis and building lease negotiations*
  - *Tenant Improvements, Permits, & Certificate of Occupancy*
    (For DTPM/ETPM locations this phase only 4 weeks)

- ***Select Equipment and Plant Operator*** ***(~20 weeks)***
  - *Gain CAPEX approval, order and install equipment*
  - *Sign Operating Agreement with 3rd Party Operator*

- ***Site Start Up*** ***(~5 weeks)***
  - *Plant Operator recruits staff*
    - *Complete operator and safety training*
  - *Execute Ramp Up plan*

CHEP USA PLANT NETWORK
Total of 41 nodes to be added in 2 years

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

	FY06 to FY08e Nodes Additions
SC Plants	13
DTPM	4
ETPM	24
TOTAL	41

BENEFITS

- ***Strategic site positioning surrounding our customers***
- ***Significant reduction in Average Haulage Distance***
- ***Lower distances driving environmental sustainability gains***
- ***Improved operating costs and efficiencies***
- ***Solid improvements on quality and on-time delivery***

CHEP

Brambles

TOTAL SUPPLY CHAIN COST
THE REAL MEASURE OF SUCCESS

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Supply Chain Cost per Issue
(Indexed to FY05 Base)


105.0%
100.0%
95.0%
90.0%
100.0%
98.7%
95.9%
FY05
FY06
FY07

CHEP

Brambles

SUMMARY

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Network Optimization is the heart and soul of Supply Chain Excellence*
- *The complexity and dynamic nature of our business requires highly sophisticated information tools and process*
- *ETPM and DTPM have significantly improved the network optimization possibilities*
- *Dedicated Supply Chain teams ensure flawless execution to deploy 20 new nodes per year*
- *The intellectual equity developed by our teams have transformed the Network Optimization Process into a core competency for CHEP*

INNOVATION & TECHNOLOGY LEADERSHIP

MATT PHELPS - SENIOR VICE PRESIDENT, PROCESS TECHNOLOGY AND PRODUCT ENGINEERING

STRUCTURED FOR INNOVATION

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Dedicated Innovation Center	CHEP Engineers in each region
State of the art equipment	*Varied backgrounds:*
New product testing and development	- Military
Customer testing and product benchmarking	- Automotive
Remote access by customers globally 24/7	- Plastics
42 customer projects in FY07	- Packaging
	Six Sigma trained



CHEP

Brambles

INVENT ONCE; APPLY EVERYWHERE

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Important partnerships – Open door policy***
  - *With customers*
    - *Application engineers and industry trade groups*
  - *With suppliers: open door policy*
  - *With CHEP functions*
    - *Operations*
    - *Marketing*
    - *Asset Productivity*
    - *Logistics*
  - *With CHEP global leadership*
    - *Quarterly priority setting*
    - *BVA focused project list*

CHEP

Brambles

OUTCOMES
Perfect Plants

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Best practice sharing started three years ago***
- ***Harvested 49 years of company experiences***
- ***Resulted in Generation 1 plant design***
  - *Deployed in 28 locations globally*
- ***Efficient stack painting***
- ***Automatic Digital Inspection (ADI)***
  - *Patent pending*
  - *Superior inspection accuracy*
  - *Customer specific damage data*
- ***Improved safety***
- ***Lower repair cost per pallet***




PAINT BOOTH

CHEP

Brambles

PERFECT PLANT
Equipment origins

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.



CHEP

Brambles

OUTCOMES
Perfect Plants

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Generation 2

- ***Highly automated***
- ***Australia***
  - *Operating at Erskine Park*
  - *Next plant in design phase*
- ***Europe***
  - *Prototype machines in trial*
  - *Deployment in FY08*



CHEP

Brambles

OUTCOMES
Global container

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Global hunt for best suppliers, technology***
- ***Adopt lessons learned from CHEP's past***
  - *Best folding ratio*
  - *Most durable hinges and latches*
  - *Most product friendly*
- ***Resulting container launched 2004***
  - *Lower cost, better volume, less weight, shorter height*
- ***Technology applied everywhere…***
  - *New container goes to:*
    - *Australia*
    - *Mexico*
    - *New Zealand*
  - *Best features going into new automotive container*



CHEP

Brambles

OUTCOMES
Blue Guardian

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***New impact guard for forklifts***
  - *Started with obscure industry item*
  - *Improved by CHEP for durability, cost, safety*
- ***Redirects impact energy to center block or stringer***
- ***Protects products and pallets***
  - *40% reduction to lead board damage*
- ***Over 10,000 units to be deployed around the world in FY08***



CHEP

Brambles

OUTCOMES
Pallet innovation

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Before CHEP

- ***"White wood" stringer design***
- ***Inconsistent quality***
- ***Low top deck coverage***
- ***2-way/limited 4-way entry***
- ***Limited product protection***



CHEP

Brambles

OUTCOMES
Pallet innovation

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.


Innovation
1958
1970s
2000
2007

CHEP

Brambles

OUTCOMES
Hybrid pallet

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- *Use materials where they perform best*
  - *Stiffness*
  - *Impact resistance*
  - *Compression*
  - *Strength*


Charpy Impact / Unit Cost vs. Material Technology
Impact Energy/Unit Cost
Hardwood
Recycled Plastic (BIC)
HDPE
Polypropylene
Softwood
Steel
Aluminum
Compressed Wood (BIC)
Pultrusion
Material Technology


Strength / Unit Cost vs. Material Technology
Material Technology


Stiffness / Unit Cost vs. Material Technology
MOE/Unit Cost
Wood
Steel
Compressed Wood
Recycled Plastic
Aluminum
Wood Plastic Composite
Pultrusion
HDPE
Polypropylene
Material Technology

CHEP

Brambles

OUTCOMES
Hybrid pallet planned for 2008

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Stepped corner blocks***
  - *Allows thicker lead board*
  - *Distributes force throughout pallet*
- ***Top deck***
  - *Smaller gaps*
  - *Better corner support*
  - *Clinch nails*
  - *Screw for repair*
- ***Composite block materials***
  - *>200% increased nail retention*
  - *>150% improved impact performance*
  - *Significantly reduces aging degradation (no splitting)*





CHEP

Brambles

OUTCOMES
China Plastic pallet

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Uses a hybrid combination of materials to deliver superior value to CHEP and our customers***
- ***Polyethylene top deck – impact strength***
- ***Polypropylene bottom deck –stiffness***
- ***PP/EVA snap pins - toughness***
- ***Steel tubing - stiffness***
- ***Elastamer grommets - friction***



CHEP

Brambles

BETTER PALLETS AROUND THE WORLD

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.



SUMMARY

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Progress so far***
  - *Global infrastructure drives innovation for CHEP and our customers*
  - *Perfect Plants - Generation 1*
  - *Best in class wooden and plastic pallets*
  - *Best in class folding containers*
- ***Continuous improvement***
  - *Perfect Plants - Generation 2 and beyond*
  - *Hybrid pallet technology global deployment*
  - *New container designs to power growth*

Disclaimer statement

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.

This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.

Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Contact details

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™

Michael Sharp

Vice President Corporate Affairs

michael.sharp@brambles.com

+61 (2) 9256 5255


CHEP
EQUIPMENT POOLING SYSTEMS

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

29 October 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

PRESENTATIONS AT BRAMBLES 2007 OPERATIONS REVIEW

Attached are presentations which will be delivered by senior managers at the Brambles 2007 Operations Review, to commence in London later today. The presentations do not include any new material information.

The slides and a webcast of the presentations will be available on the Brambles website at www.brambles.com.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

For further information please contact:

Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

{CW 00029457}

Brambles

Operations Review

29 October 2007

Accelerating Growth: Customers, Markets, People





---

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Your Information. Securely Managed.



2007 Operations Review

Elton Potts

President and Chief Operating Officer

29 October 2007

Brambles

▶ AGENDA

recall™

- Strong Foundations
- Europe
  - Overview
  - Superior Value Proposition
  - Accelerating Growth
- Q&A

▶ STRONG FOUNDATIONS

recall™

US$M	FY07	FY06	Change (%)*
Sales revenue	650	566	11
Comparable Operating Profit	119	98	16
Return on Capital Invested	13%	13%	
Cash flow from operations	86	80	

* Growth % calculated on US$ constant currency basis



- **Building on strong foundations**
- **Leveraging customer relationships**
- **Implementing best practices**
- **Focused on profitability and growth**

▶ STRONG FOUNDATIONS
Europe

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Service Lines - Sales



1%
11%
88%

- 9 Countries
- ~43 Dedicated Operation Centers
- ~1,000 Employees
- ~21,000 Customers

■ Document Management Solutions
◪ Secure Destruction Services
□ Data Protection Services

Brambles

▶ BUSINESS STRATEGY

recall™

Fire Prevention
Risk Management
Standard Operating Procedures

CARTONS Model
Benchmarking and Best Practices
RFID Technology
Six Sigma/Lean



Security
Efficiency
Superior Value Proposition
Customer Satisfaction
Sustainability

Perfect Order
Global Operating Platform
Third Party Validation
Global Footprint

Environment
Financial Strength and Stability
Continuous Improvement

Brambles

DATA PROTECTION SERVICES
Eisenhower Center

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- Operating at 100 feet below ground
- Climate controlled environment
- FM200 protected
- CCTV
- Dedicated, secure non-branded trucks
- Locked trucks and transport boxes



Brambles

EFFICIENCY
IMPACT - Europe

recall™

Operating Plan (US$M)


1.9
0.2
0.5
1.8
4.4
Carry over
Closed
Active
Identified Projects
Opportunity

Examples
- Sales Effectiveness Improvement - France
- Customer Issue Resolution - UK
- Transport and Courier Optimization - Germany

Brambles

CUSTOMER SATISFACTION
Third Party Validation

recall™

GLOBAL

- Strengths
  - Standard operating procedures – recognized and working globally
  - Professionalism and trustworthiness
  - Ease of doing business
- Opportunities
  - Partnership extension
  - Communication

EUROPE

- Strengths
  - Trustworthiness and security
  - Timeliness of collection and delivery
  - Ease of doing business
  - Efficient and effective inquiry process
- Opportunities
  - Communication

Brambles

ENVIRONMENTAL SUSTAINABILITY
Canly, France

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- Solar panels
- Recycling practices enforced
- Landscape preservation
- Rain water collected on site
- Sanitary water heated by solar energy
- Increased use of natural lighting

Brambles

ACCELERATING GROWTH
Regulatory Compliance - Europe

recall™

- Regional standardization affecting retention requirements
- Non-region based regulations affecting European business
  - Sarbanes Oxley
- Finance and Banking segment mandate for strict, high level security and professional conduct
- Digital storage approved only for process efficiency
  - Physical storage required for critical documents

Brambles

ACCELERATING GROWTH
Europe

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Diverse Customer Base

- Global Automotive Finance provider – France
- National Social Security Administration – Nordics
- Global Leasing Corporation – France
- Global Retail Corporation – Norway

Document Management Solutions – Digital


Sales
FY03
FY04
FY05
FY06
FY07

Brambles

▶ ACCELERATING GROWTH
Sales Express

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COUNTRY	# SALES REP (AT THE END OF THE MONTH)	TOTAL WORKED DAYS	% EFFECTIVE WORKED DAYS	AVERAGE VISIT PER DAY	VISIT TYPE						WORKING PLATFORM					BRICK WALKING		PROPOSAL	SUSPECTS ACTIVITIES		
					# VISITS	% NEW CUSTOMER	% EXISTING CUSTOMER	% GOLD	% SILVER	% BRONZE	PROSPECT	QUALIFICATION	PROPOSAL	NEGOTIATION	CONCLUSION		% Brick walking	VALUE ONE OFF + EASY	CALLS & T-DAY	MAILINGS	CONVASSING
DENMARK																					
FINLAND																					
FRANCE																					
GERMANY																					
NORWAY																					
SPAIN																					
SWEDEN																					

- Global centralization and standardization
- Accountability based metrics
- Performance measurement based on key performance indicators
- Activity based training

Brambles

▶ SUMMARY

recall™

- Focused on profitability and growth
- Positioned to deliver superior value proposition
- Growth through multiple channels and areas of focus
- Implementation of metrics and efficiency-focused initiatives to drive profitability

Brambles

Q & A

CHEP EUROPE

MIGUEL D'COTTA
PRESIDENT, CHEP EUROPE
29 OCTOBER 2007

CHEP

Brambles

CHEP EUROPE AGENDA

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***Continuous Improvement***
  Miguel D'Cotta – President, CHEP Europe
- ***Managed Recovery***
  James Dinsdale – Vice President, Customer Service, UK & Ireland
- ***Customer Satisfaction and New Business Development***
  Peter Mackie – Senior Vice President, Customer Service, Europe
- ***Morning Tea – 10.30am***
- ***Asset Management***
  Pranil Vadgama – Vice President, Asset Management, Europe
- ***Plant Network***
  Carmelo Alonso – Senior Vice President, Plant Operations & Logistics
- ***Factory Management System Virtual Tour Swindon***
  Fernando Rodriguez – Director, Plant Operations, UK & Ireland

CONTINUOUS IMPROVEMENT

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***US$ 15M BVA Delivered in FY07***
- ***Median Defect Reduction of 52% Across All Projects Closed***
- ***Over 50% Reduction in Dispute Debt***
- ***29% Reduction in Cycle Time To Sign New Contracts***
- ***82 projects completed in FY07***

- ***Focus of Projects Closed :***
  - *Customer Satisfaction*
  - *Asset Control*
  - *Cost Reduction*
- ***1420 (98% of Staff) is A Trip Trained***
- ***310 Staff are Green Belt trained***
- ***65 Staff are Black Belt trained***
- ***67 Staff are trained in Lean***
- ***47% FTE staff working on Business Improvement***

ENABLING BETTER EXECUTION, EVERYDAY.

MANAGED RECOVERY

JAMES DINSDALE
VICE PRESIDENT, CUSTOMER SERVICE, UK & IRELAND
29 OCTOBER 2007

CHEP

Brambles

AGENDA

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***Background***
- ***How it works***
- ***Benefits***
- ***Progress***
- ***Customer Feedback***

BACKGROUND:
UK Supply chain trends


1970s
Raw material
Supplier
Store
Factory Gate Pricing & Consolidation
Raw material
Supplier
Consolidation centres
RDC
Store
Traditional Exchange model very difficult to apply in these circuits
= Flow / transport controlled by supplier
= Flow / transport controlled by retailer

Impact:

- ✗ ***Service offer challenges – minimal return leg of pallets***
- ✗ ***Control issues within the supply chain***

Exchange Customer dissatisfaction through escalating costs

MANAGED RECOVERY (MR):
Response to changes in supply chain


Exchange (Simple SC*)
Exchange (Complex SC*)
Managed Recovery (Complex SC*)
Supplier
Retailer
Supplier
FGP (Factory Gate Pricing)
Consolidator
Retailer
Supplier
FGP
Consolidator
Retailer

Exchange (Simple SC*)

- *Emitter controlled transport direct to RDCs*
- *Exchange at time of delivery and economic return leg for pallets*

*Note: *Supply Chain*

Exchange (Complex SC*)

- *Retailer controlled transport*
- *Exchange no longer at time of delivery and reliant on non E controlled transport or additional E transport*
- *Issues over timeliness and accuracy of returned pallets*

Managed Recovery (Complex SC*)

- *CHEP returns all owed exchanges and optimises pool balancing*
- *Pallets do not go via our service centres*
- *In simple SCs Es continue to extract value from exchange*

Allows SC players to focus on optimising their SCs and CHEP to improve its pallet control

MANAGED RECOVERY (MR):
Overview of operation

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.



dDE
tED

Very simple to operate

CHEP

Brambles

MANAGED RECOVERY (MR):
Headline Fees per Service Offer

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.



Issue Fee (75p)
Movement Fee (125p)
Base Transfer Fee (50p)
Movement Fee (125p)
Base Transfer Fee (50p)
Movement Fee (125p)

One Way Trip		Managed Recovery		Exchange	
Issue Fee	*75p*	*Issue Fee*	*n/a*	*Issue Fee*	*n/a*
Base Transfer Fee	*50p*	*Base Transfer Fee*	*50p*	*Base Transfer Fee*	*n/a*
Movement Fee	*125p*	*Movement Fee*	*125p*	*Movement Fee*	*125p*
Sub total	*250p*	*Sub total*	*175p*	*Sub total*	*125p*
Daily Hire Fee	*0.55p / day*	*Daily Hire Fee*	*0.55p / day*	*Daily Hire Fee*	*0.55p / day*

NOTE: Activity shown is notional for simple comparison purposes
All headline fees are subject to volume related discount

CHEP

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WHY CUSTOMERS CHOOSE
Managed Recovery

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

Supply Chain Need	*Service Offer*
Trade quality pallet requirement and access to low cost return transport	***Exchange***
Trade quality pallet requirement and limited / no access low cost return transport	***Managed Recovery***
Quality assured pallet requirement	***One Way Trip***



Pallet Trip Cost Index Comparison
Notional
Actual data
100
75
72
69
53
One Way Trip
Managed Recovery
100% Exchange

Actual includes:

- ***Reverse transport costs (exchange)***
- ***Some issue fees (exchange & MR)***
- ***Differences in cycle time***

Choice and flexibility to optimise cost

CHEP

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MANAGED RECOVERY:
Enhanced service offering

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***Accommodates changes in the supply chain***
- ***Complements all of CHEP's service offers***
- ***Provides flexibility***
- ***Provides certainty of supply for Emitters***
- ***Increases control for all participants***
- ***Simplifies pallet administration for Distributors***
- ***Supports lowest supply chain cost***

Everybody benefits

CHEP

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...AND BENEFITS THE ENVIRONMENT

Actual customer data

- ***Reduction in total empty pallet vehicle movements as CHEP will manage the return of empty pallets in full truck loads on demand***
- ***Optimise the CHEP network to source empty pallets nearer to demand further reducing vehicle miles***
- ***Supplier vehicles will now be free to collect full loads supporting collaborative distribution in the supply chain to further increase vehicle fill & reduce total miles***
- ***Overall reduction in CO_2 emissions and the social cost of food miles***


Reduction in Total KM's
KM's Per Annum
300,000
250,000
200,000
150,000
100,000
50,000
0
173,975
66,758
240,733
Reduction in Truck Kilometres - Issues
Reduction in Truck Kilometres - Returns
Reduction in Truck Kilometres - All


CO2 Reduction by Flow Type
CO2 Tonnes p/a
400
350
300
250
200
150
100
50
0
250
96
348
Reduction in CO2 Emissions(Tonnes) - Issues
Reduction in CO2 Emissions(Tonnes) - Returns
Reduction in CO2(tonnes) Emissions - All

Environmentally responsible and efficient

ROLLOUT PLAN

Programme	Task	FY07	FY08	FY09	FY10
Retail	Top 9 Retailer go live Ambient				
	Temperature Controlled Phase 1				
	Balance Roll Out				
Consolidator	Temperature Controlled				
	Other Consolidators				
Manufacturers, Growers & Producers	Phase 1 FMCG Ambient				
	Phase 2 Temperature Consolidation				
	Phase 3 FMCG Balance				


Managed Recovery Issues (millions)
40
35
30
25
20
15
10
5
0
6.3
FY07
FY08 e
FY09 e
FY10 e
Actual
Estimate

Planned to enable speed for maximum benefit to Supply Chain players

PROGRESS

TODAY

- ***9 Retail Groups***
- ***3 Consolidators***
- ***99 Suppliers***

Retailers	*Consolidators*	*Suppliers*
ASDA, Iceland, the Co-operative Group, Morrisons, J Sainsbury plc, Marks & Spencer, Somerfield, Tesco, Waitrose	Wincanton, Turners	UB, Coors, Britvic

Customer demand is ahead of our expectations

CUSTOMER FEEDBACK

"The introduction of Managed Recovery means that we are reducing fuel consumption and CO2 emissions as well as allowing Tesco and its suppliers to improve vehicle utilization. We estimate that by implementing this new service, our suppliers will eliminate the CO2 emissions equivalent to supplying over 2,300 homes with electricity for one year."
<u>Alex Laffey, Transport Director, Tesco</u>

"..we are delighted CHEP has introduced this service as a workable solution for the recovery of empty pallets. Fresh produce suppliers will now be able to focus once again on supplying quality produce, rather than on pallet availability. Many suppliers will also benefit from cost savings as a result of increased efficiencies in supply chain flows, not to mention the associated environmental benefits, due to a decrease in the number of vehicle movements."
<u>Nigel Jenney, Chief Executive, FPC</u>

"Managed Recovery has simplified the management and control of pallets as we now only have to work with CHEP. This has significantly reduced our management and administration costs. From an operational perspective, we no longer have to manage multiple hauliers and multiple returns of empty pallets; we simply order full truck loads from CHEP when and where we need them. Overall we have seen a cost reduction with an improved service"
<u>Irvin Fineburg, G's Marketing</u>

Improved customer satisfaction

SUMMARY

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- *Customer Focused*
- *Simple*
- *Hassle Free*
- *Cost Effective*

CHEP

Brambles

Q&A

CHEP

Brambles

CUSTOMER SATISFACTION AND NEW BUSINESS DEVELOPMENT

PETER MACKIE
SVP, CUSTOMER SERVICE, EUROPE
29 OCTOBER 2007

CHEP Brambles

INTRODUCTION

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***Main Drivers of Emitter Satisfaction***
- ***Continuous Improvement Initiatives***
- ***New Business Development***

CUSTOMER SATISFACTION
Emitter Survey Results

- *Independent survey*
- *Improved in all countries*
- *Significant improvement UK and Ireland*
- *Perfect Trip projects enabling improvements*

Continuing improvements remain a key priority

CUSTOMER SATISFACTION
4 Key Drivers - Disputes

- *No invoice discrepancies*
- *Accurate stock balances*
- *CHEP Contact frequency/relationship*
- *Use of electronic systems*

36 Perfect Trip projects targeted at these drivers

CUSTOMER SATISFACTION
Driver 1: No Invoice Discrepancies

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Dedicated Impact Team formed***
- ***Redesigned measurement system***
  - *Reason codes established*
  - *Accuracy tested*
- ***Redefined roles and responsibilities***
- ***Identified Root causes***
- ***Implemented 36 process improvements***



Invoice discrepancy reason codes by value
Contractual
Movement Price
Stock Balance
Gains and Losses
Invoice Explanation
Legacy Issues
Awaiting Correction
Invoice Format
Other
Oct-06
Jul-07
Invoice discrepancies

>50% reduction in invoices disputes

CHEP

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CUSTOMER SATISFACTION
Driver 2: Accurate Stock Balances

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Measures & Benefits	Assessment	Process Map	Root Causes	Action & Control Plan
Problem identification tool built from multiple KPIs	Gap analysis to best practice Customer questionnaire	Joint process Walk identifying gaps to best practice	Findings matched in CHEP Knowledge Database* and root causes discussed	Automated control plan targeting best practice in gap areas



Delay in Declarations of Shipments from a customer
Process moves under control
• 94% reduction in total delay variation
• 91% improvement in average delay
Declaration Delay Days
300
250
200
150
100
50
0
1 - BEFORE PCD
2 - AFTER PCD

Engaging with Customers to make a step change in stock accuracy

CHEP

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CUSTOMER SATISFACTION
Driver 3: Contact/Relationship

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***Increasing Customer visits***
  - *Removing Account Mgt admin*
  - *Visits metrics tracking*
- ***Engaging key industry groups***
  - *Joint improvement projects*
- ***Bringing innovation***
  - *Logistics synergies*
  - *Blue Guardian*
  - *Simplified invoicing*
  - *Reconciliation tool*



Top 600 NCD conversion project
570 locations converted
Jan-07
Number of NCD locations
1200
1000
800
600
400
200
0
Target NCDs
Remaining NCDs

Engaging with customers, producing concrete results

CUSTOMER SATISFACTION
Driver 4: Use of Electronic Systems

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***Electronic Declarations***
  - *Manual Transaction Declarations to Zero*
  - *Converted to standard EDI*
- ***Electronic Invoicing***
  - *Spreadsheet invoice usage up (437 accounts => 5,227)*
  - *Customers receiving no paper up (472 accounts => 7,042)*
- ***Portal Development***
  - *Step change in functionality*



Manual/Legacy Declarations
% of Manual/Legacy Declarations
80%
70%
60%
50%
40%
30%
20%
10%
0%
2005
2006
2007
Vision



Paper-based Invoices
120%
100%
80%
60%
40%
20%
0%
2005
2006
2007
Vision

Substantial progress on conversion to e-business

INTRODUCTION

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- Main Drivers of Emitter Satisfaction
- Continuous Improvement Initiatives
- ***New Business Development***

NEW BUSINESS DEVELOPMENT
Market Situation

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***White Exchange costs escalating***
  - *Wood and Transport costs*
  - *Availability*
  - *Hidden in total service provider costs*
- ***Use of Automation increasing***
  - *Demands for more consistent quality*
  - *Impacting cost and availability*
- ***Environmental responsibility***

Current market trends favour CHEP solution

NEW BUSINESS DEVELOPMENT
Market Situation

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™

- ***Confectionery manufacturer***
  - *Current Customer*
  - *German B1208A flows on white*
  - *Outsourced management to LSP*
  - *Value Team work with LSP shows significant cost savings*
- ***Canned goods manufacturer***
  - *New Business*
  - *Poland production and warehouse*
  - *Heavy load per pallet*
  - *Poor quality pallet returns*
  - *High costs in purchases & sortation*
- ***Tissue manufacturer***
  - *Current Customer*
  - *German B1208A flows on white*
  - *TPM on CHEP offers savings*
  - *Environmental impact savings*
- ***Drugstore Retailer***
  - *Automated DC*
  - *Problems on white pallet quality*
  - *Penalty charges to Emitters*

Current negotiations confirm positive market trends

NEW BUSINESS DEVELOPMENT
Key Growth Responsibilities

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.™

- ***Service Excellence.............................Account Mgt***
- ***Lead qualification......................Marketing/Telesales***
- ***Customer value analysis........................Value Team***
- ***Retailer advocacy...D Sales***
- ***Specialist support.................Product Mgt/TEM Team***
- ***Performance analysis..........................Perfect Trip***

Maximising Customer time and win probability for E Sales

NEW BUSINESS DEVELOPMENT
Progress So Far

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***Resumption of volume growth***
  - *FY06 flat to 3% growth in FY07*
  - *1462 contracts signed*
- ***European Key Accounts***
  - *4% contracts*
  - *25% of volume*
- ***UK/Spanish markets***
  - *New Sectors*
  - *Organic*
- ***White exchange markets***
  - *Momentum building*



New Business & Lane Expansion FY07 Conversions
Number of Conversions
450
400
350
300
250
200
150
100
50
0
UK&I
Iberia
Germany
Italy
Eastern Europe
France
Other
EKA

We are now growing in all the regions of Europe

SUMMARY

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***Main Drivers of Customer Satisfaction***
- ***Continuous Improvement Initiatives***
- ***New Business Development***

Q&A

CHEP

Brambles

CHEP EUROPE
ASSET MANAGEMENT

PRANIL VADGAMA
VP, ASSET MANAGEMENT, EUROPE
29 October 2007

CHEP

Brambles

ASSET MANAGEMENT
Agenda

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***Objective***
- ***Asset Management metrics***
- ***What is Control Ratio and our performance***
- ***Initiatives and Continuous Improvement***
- ***Summary***

CHEP

Brambles

ASSET MANAGEMENT
Objective

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***To maximize Asset Productivity and deliver the value of pooling to our customers on a cost-effective basis by:***
  - *Establishing control systems with Emitters and Distributors to track all assets and minimise losses*
  - *Implementing and managing collections effectively and efficiently*
  - *Enhancing D participation status through improving cooperation*
  - *Recovering strays and non-revenue earning assets*
  - *Communicating and enforcing ownership rights and legal title*

CHEP

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ASSET MANAGEMENT
General Statistics

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Distributor customer metrics (annual):***

Classification	Inbound Pallets (M)	Total Flows (%)	Locations (000)	Locations (%)
Minor Ds	9	4	140	70
Major Ds	198	96	60	30

- ***Number of collection calls made annually: 1.6M***
- ***Volume of equipment collected per day: 1.5M***
- ***Number of countries: 23***

ASSET MANAGEMENT
What is Control Ratio?

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

Control Ratio % = Collections & Strays / Field Issues


Plant
Field
C
E
B
A
D

ASSET MANAGEMENT
Performance on Key Metrics

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

Control Ratio



96%
94%
92%
90%
FY02 FY03 FY04 FY05 FY06 FY07

- ***Increased asset controls and collection***
- ***Reduction in FY07 attributable to growth***

New Equipment Issue Ratio



12%
10%
8%
6%
4%
2%
0%
FY02 FY03 FY04 FY05 FY06 FY07

- ***Improved asset utilisation***
- ***Centralised planning and purchasing***

Metrics Reflect B1208A & B1210A Pallets only

ASSET MANAGEMENT
1. Electronic Tools Helping Customers

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

CAT – Customer Agreed Transaction System

- ***A Web-based system which creates a handshake between the E and D on equipment movements***
  - *Ensures transactions are agreed by both parties*
  - *Highlights importance of declaration accuracy*
- ***12M flows under CAT control in FY07: 20 receiving customers***
- ***37 receiving customers in the pipeline for FY08***

CAT Equipment Flows
(in Millions)



12
3.9
0.3
FY05
FY06
FY07



ASSET MANAGEMENT
1. Electronic Tools Helping Customers

- ***Distributors take control of their account through control over transactions in***
- ***Distributor & Emitters work together on solving differences with CHEP support***

CAT PROCESS


Emitter declares the transfer
Via Portfolio or EDI
Declaration fed into CAT engine
Movements presented to D for validation
Accepted
Equipment transferred to D account
Not Accepted
Equipment still on Emitter account

ASSET MANAGEMENT
2. Protecting Our Assets

- ***CHEP Europe has been successful in all legal title court cases***
- ***Rolled out extensive marketing campaigns in periodicals across Europe with 400k readership***
- ***Communicated to 200k Distributor locations on the proper use and protection of CHEP assets***
- ***Trained all employees on asset protection principles***
- ***Increased Audit coverage to identify misuse and poor practices***

Currently implementing Top Board Branding on our pallets



ASSET MANAGEMENT
3. Increasing our Collections

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Implemented a call & visit triggering system to manage collections***
- ***Focused on reduction of misuse & empties at larger retailers***
- ***Developed audit intelligence and launched Six Sigma initiatives to improve collection performance***
- ***Increased stray recoveries from FY06 to FY07***
  - *Implemented collections in all major fresh produce markets*
  - *Vehicle based servicing having a positive impact*
  - *Employee incentive recovery programme (BlueCode) yielded 100K in recoveries in FY07*
  - *Installed collection agents in out-of-pool regions*

Median= 72 days



Median= 6 days



ASSET MANAGEMENT
4. Partnering with Recyclers / Dealers

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***5,000 Dealers & Recyclers across Europe potentially encounter CHEP equipment***
- ***Moving towards a collaborative relationship to ensure recovery:***
  - *Rolling out the Asset Recovery Agreement (ARA)*
    - *The Dealer / Recycler recognises CHEP's legal title*
    - *Already seeing positive results from recoveries*
  - *Piloting focused collection arrangements at Non-Cooperative D and stray locations*
  - *Strengthening relationships through pallet associations*
  - *Working together on market intelligence*

ASSET MANAGEMENT
5. Developing Relationships with LSPs

- ***Logistics Service Providers (LSPs) serve a number of supply chain functions between the Emitters and Distributors, including co-packing, consolidation, warehousing & transportation.***
- ***Additional effort is needed to ensure continuous control through these intermediaries:***
  - *Understanding the dynamics of the LSP circuits across Europe*
  - *Seeking joint collaboration with LSPs for asset control*
  - *Investigating a service offer which installs control*
- ***CHEP is initially focusing on France, Spain & UK***

ASSET MANAGEMENT
6. Improving Customer Control

- ***Working with Emitter & Distributor customers to minimise losses by utilising new modeling and analytical tools and sharing best practices***
- ***Launching equipment management & control training into the marketplace***
- ***Implementing 24 hour physical sampling visits at Distributors to identify opportunities to tighten control***
- ***Implementing post-audit follow-up with customers to ensure ongoing control of the accounts***
- ***Continuing to convert non-cooperative D customers***

Empty Reduction by 72%


Probability Plot of Empties
Normal - 95% CI
Percent
Empties
0
50
100
150
200
250

NCD Volume Reduction by 12M


NCD Pallet Volumes (M)
0
5
10
15
20
25
30
26
23
19
17
16
14
Jan 05
Jul 05
Jan 06
Jul 06
Jan 07
Jul 07

ASSET MANAGEMENT
7. Implementing Distributor Incentives

- ***Responsibility Transfer (RT) introduced in FY05 for Pallets & Containers as an incentive scheme for our D Customers:***
  - *Distributor agrees to take responsibility for equipment in exchange for control driven incentives, assistance with control procedures, and lower cost to their suppliers*
- ***RT gives the D and CHEP the opportunity to demonstrate joint commitment to improvement***
- ***CAT system supports RT by giving Ds confidence in their stock balances, facilitating reconciliation and audit***
- ***23 million movements now covered by RT agreements***

ASSET MANAGEMENT
Summary

- ***Continued rollout of Responsibility Transfer and CAT at major retailers to improve asset control***
- ***Driving an efficient stray collection engine across Europe using market intelligence***
- ***Implementation of equipment management control training with our E & D customers***
- ***Applying Six Sigma methodology to improve collection processes***
- ***Developing relationships to establish control plans with Logistics Service Providers***

Q&A

CHEP

Brambles

CHEP EUROPE
PLANT NETWORK

CARMELO ALONSO
SVP, PLANT OPERATIONS & LOGISTICS, EUROPE
29 October 2007

CHEP

Brambles

AGENDA

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- *Plant Network evolution in Europe*
- *Total Equipment Management (TEM)*
- *New Technology / Generation 2 Perfect Plants*
- *Application of technology to improve transportation productivity and service*

PLANT NETWORK OPTIMIZATION

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

OUR MISSION

- *Optimize the equation*
  [f(x)= $ Transportation + $ Plant + Capex]
  - *while maximizing customer service*
- *Base strategic decisions on Logistics concepts using advanced optimization tools*
- *Plant Network Optimization process is the key link between Plant Operations & Logistics*
- *A Perfect Plant at the right location with the right capacities will drive the Perfect Logistics*
- *Plant Network Optimization model is base on Manugistics Network Strategy*

NETWORK OPTIMIZATION MODEL

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.



Build Network Model
• Products
• Plant Description: (location, activities, capacities,costs)
• Network Topology (lanes)
• Location Distance Matrix
• Transport Cost Equations/Matrix
Input: Scenario Data
Network Strategy Model (Manugistics Parametrization)
Output: Optimized Network
Build Scenario
• Forecast (Historical data, trends, specific events...)
• Opening Inventory
• Constraints
• Modification on Network Model Base Data
Run Scenario
Analyse Optimization
• Optimal Transport Flows
• Optimal Prodution Plan
• Optimal Purchasing Plan
Refine (Build New Scenario)

CHEP 66 Brambles

EUROPEAN PLANT NETWORK

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Flows rebalanced following changing patterns for B1210A & B1208A***
- ***High B1210A UK surpluses driving capacity needs***
- ***Result – 13 Generation I Perfect Plants UK (5), Spain (4), France (2), Belguim (1), Italy (1)***
- ***Improved performance***
  - *Total "c gen" capacity up 10%*
  - *Plant cost per return improved 3%*
  - *Relocation ratio improved by 4 p.p.*



B1210A REBALANCING
B1208A REBALANCING

CHEP 67 Brambles

EUROPEAN PLANT NETWORK
Network Evolution

HANDLING THE WORLDS MOST IMPORTANT PRODUCTS everyday.

- ***European Network – 170 Service Centers***
  - *18 Own managed,*
    124 Subcontractors
  - *28 TPMs*



FY05	50%	50%
FY07	20%	80%

- ***4 new Perfect Plants planned for FY08***
- ***TEM delivering Network benefits***

TOTAL EQUIPMENT MANAGEMENT OBJECTIVE

HANDLING THE WORLDS MOST IMPORTANT PRODUCTS everyday.

To be the lowest cost provider with the best quality

- ***Reduction of direct costs***
  - *Logistics cost reduction*
  - *Network optimization*
  - *Plant operations efficiencies (extra capacity with low investment and less fixed cost)*
- ***Support growth***
  - *Through competitive cost*
  - *With a customized supply chain solution*
- ***Decrease cycle times in the supply chain***

Identification Process

- ***Key requirements for initial consideration:***
  - *Significant volume: above 200K issues or 300K movements p.a.*
  - *Enough distance (above 50Km) from CHEP S/C*
  - *Sufficient collections (500K) within a 50Km radius*
  - *Current growth potential*
- ***28 TEM sites operational***
- ***86 TEM locations in the pipeline***


Emitter
TPM
Distributor
tED
rDA
uBB
(tED*DR)
sCE
rDA
CHEP Service Centre

Perfect Plants Roadmap


10/10
7/10
0/10
INITIAL STATE
• Many different approaches on layout and technology
• Very limited automation
• Productivity varies widely
• Lack of process control and reliability
GENERATION I
• Standard fully Integrated layout & equipment
• Standard High Speed Infeeds (Tippers for G300-G600)
• Optimised 3-tier conveyor design
• Automatic raised nail detection and renailing
• Examples: Dunstable & Bornem
GENERATION II
• Fully integrated Factory Management System (FMS)
• High Speed - ADI inspection
• Automatic element removal:
• T1B1
•Clipper
•Scissor
GENERATION X
• Fully automated repair with ADI integration
• Automated truck loading & unloading systems
• Unmanned, fully automated Plant
FY05
FY 2006
FY 2010

ADI – BRIEF HISTORY

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

ADI Generation	Commenced	Locations	Features
Gen I	1998	Fuenlabrada, Seville, Lille, Lisbon, Lyon	Grayscale images, stopped acquisition, big booth
Gen II	2006	Dunstable, Manchester	Grayscale & laser images, acquisition on the move, two booths
Gen III	2007	Erskine Park, prototype in US	Laser images, movement acquisition, one small booth
Next Gen	-	Under development	One common booth design for all regions and pallet types

DUNSTABLE ADI GENII



MANCHESTER ADI GEN II



CHEP

Brambles

T1B1 MACHINE

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***Machine build completed 100%***
- ***PLC program: cycle optimization ongoing (currently 150 pph for B1210A)***
- ***Base on circular sawing: "eats" the wood***
- ***Interface with scanner module in process.***
- ***Test with B1210A pallets ongoing***



CHEP

Brambles

CLIPPER STATUS

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***First B1210A prototype installed at Lille, France plant***
- ***Base on circular blades***
- ***Initial testing successful***
- ***Simple system to facilitate wood disposal being prepared***



PRODUCTIVITY AND SERVICE IMPROVEMENTS THROUGH THE USE OF TECHNOLOGY

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***UK fleet vehicles performance monitored with GPRS Solution***
- ***We have examined dwell times at Emitters and Distributors as well as the Service Centres.***
- ***We can track Milk Runs live with arrival times and duration***
- ***With the target to improve:***
  - *On Time Delivery Performance*
  - *Vehicle Productivity in number of jobs/vehicle*

VEHICLE TRACKING



- ***Plant Network Optimization is the key process to drive the Perfect Network***
- ***Technology is instrumental in improving processes***
  - *Advance Planning Tools (Manugistics)*
  - *Perfect Plants*
    - *ADI*
    - *Automatic Repair*
  - *GPRS*

Q&A

FACTORY MANAGEMENT SYSTEM VIRTUAL TOUR - SWINDON

FERNANDO RODRIGUEZ
DIRECTOR, PLANT OPERATIONS, UK & IRELAND
29 October 2007

CHEP Brambles

AGENDA

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***Factory Management System (FMS)***
  - *Program Overview*
  - *In Perfect Plants and ETPM*
  - *Upcoming FMS FY08 Activities*
- ***Service Centre network configuration UK & Ireland***
  - *CHEP Swindon Perfect Plant*
- ***Virtual tour***
- ***Q&A***

FMS

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***System that provides real time production data***
  - *Designed to capture inputs, outputs in real time*
  - *Aggregation of data across multiple sites*
  - *Based on Wonderware technology*
- ***Enabler for Perfect Plants achieving production goals***
  - *Real time data capture*
  - *Visual equipment control*
  - *Reduction of equipment downtime*
  - *Reduced startup and commissioning time*

FMS Evolution

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.

- ***Started in Australia with design of Erskine Park robotic plant***
  - *Collection of vital statistics on production and robot status*
- ***Adopted as the platform for CHEP Perfect Plants globally***
  - *Institutionalized with our equipment supplier base*
- ***Adopted within the USA On-Site management program***
  - *Revised the architecture to provide the necessary data within our customers' operation and a smaller lay-out.*
  - *System was designed to deliver customer-friendly reports and allow us to move towards an inventory management program*
- ***Now a part of the design of the majority of all new equipment***

FMS
33 installations (as at 30 Sept 2007)

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.


9 Plants; 11ETPM sites
6 Plants
2 Plants
1 Plant
3 Plants
1 Plant

CHEP

Brambles

FMS
Planned Enhancements

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***Double the existing global FMS implementations***
- ***Integration of FMS with ADI***
- ***Enhancement of central reporting system***
- ***Equipment Reliability Tracking***
- ***Continued Innovation***
  - *Automation of additional data capture solutions in the plant, for example lumber consumption, quality audits and distributor damage*

CHEP

Brambles

- ***Provides real-time performance metrics at plant and global network level.***
- ***Reduces mean time on detection (MTD) and mean time on recovery from failure (MTR).***
- ***Standardisation of plant management that supports start-up and new Subcontractor plants hand-over.***

SERVICE CENTRE CONFIGURATION UKI

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS everyday.


ATLANTIC OCEAN
SWINDON
North Sea
Irish Sea
SCOTLAND
NORTHERN IRELAND
IRELAND
UNITED KINGDOM
ENGLAND
WALES
Glasgow
Edinburgh
Stirling
Livingston
Berwick-upon-Tweed
Newtown St Boswells
Hawick
Ayr
Dumfries
Stranraer
Coleraine
Londonderry
Antrim
Bangor
Belfast
Portadown
Newry
Dundalk
Newcastle upon Tyne
Sunderland
Durham
Darlington
Middlesbrough
Scarborough
Bridlington
Carlisle
Penrith
Kendal
Workington
Whitehaven
Douglas
Morecambe
Blackpool
Preston
Bradford
Leeds
Hull
Grimsby
Bolton
Liverpool
Manchester
Doncaster
Lincoln
Skegness
Boston
Newark
Nottingham
Derby
Leicester
King's Lynn
Norwich
Great Yarmouth
Lowestoft
Crewe
Stoke-on-Trent
Shrewsbury
Cannock
Dudley
Birmingham
Coventry
Rushden
Cambridge
Ipswich
Bury St Edmunds
Colchester
Chelmsford
Southend-on-Sea
Luton
Milton Keynes
Oxford
Hereford
Gloucester
Cheltenham
Swindon
London
Reading
Bristol
Newport
Cardiff
Swansea
Fishguard
Pembroke Dock
Holyhead
Bangor
Rhyl
Runcorn
Wrexham
Newtown
Cardigan
Dublin
Cork
Waterford
Wexford
Kilkenny
Galway
Limerick
Sligo
MAYO
DONEGAL
CAVAN
MEATH
OFFALY
KILDARE
WICKLOW
LAOIS
CLARE
TIPPERARY
KERRY
CORK
Tralee
Farnborough
Winchester
Southampton
Royal Tunbridge Wells
Folkestone
Hastings
Ashford
Maidstone
Gravesend
Whitstable
Calais
Taunton
Bideford
Barnstaple
Bridgwater
Frome
CHEP SC (8)
SubContracted SC (6)

Swindon G600
Equipment

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

Description	Maximum Capacity
Infeed and Inspection Line. G600	750 pph
Repair Line. 3-Tier conveyer + B overflow	600 pph
Repair Benches (12)	360 pph
Hogger and wood waste conveyors	1.2 t/h
Automatic re-nailer	800 pph
Finishing line: Paint Booth + Oven	1200 pph
Automatic Stenciller	1400 pph

Swindon G600
Production statistics & staffing levels

HANDLING THE WORLD'S MOST IMPORTANT PRODUCTS. everyday.

- ***Shift Pattern: 3x5 (Sat. when necessary):***
- ***Staffing level***
  - *Plant Manager: 1*
  - *Technician: 3*
  - *Inspection operators: 6*
  - *Repair operators: 27*
  - *Fork Lift Truck drivers: 9*
  - *Administration: 3*
- ***Services 65 trucks in & out per day on average***
- ***Inspects 3.8 million pallets per year***
- ***Repairs 1.5 million pallets per year***
- ***Storage Capacity 70,000 pallets***

Swindon G600 Virtual tour


Line Overview
SHIFT #: 1
Total Pallets Inspected 2079
Inspected % of Target: 43 %
Pallets/Hour Target: 800
Pallets/Hour Actual:
Cycle Time: 5.3
Plant Damage Ratio: 41.19 %
Repair Target:
Repair Actual:
Volume C Gen Target: 4800
Volume C Gen Actual: 2000
Shift Record:
Help!
Commission
Tracking
O.E.E.
Downtime Setup
Parameters
Safety System
Metrics




Safety System

Brambles

Operations Review

29 October 2007

Accelerating Growth: Customers, Markets, People


CHEP



Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Contact details

Michael Sharp

Vice President Corporate Affairs

michael.sharp@brambles.com

+61 (2) 9256 5255

29 October 2007

Brambles Limited

Brambles Operations Review London

Presentations will be delivered by senior managers at the Brambles 2007 Operations Review, to commence in London later today. The presentations do not include any new material information.

The slides and a webcast of the presentations will be available on the Brambles website at www.brambles.com.

For further information please contact:

Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Australian Securities &
Investments Commission

1E3485207 82-5208

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of Address
A2 Change of name - office holders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure table
C4 Changes to register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company Details

Company Name
Brambles Limited

Refer to guide for information about corporate key

ACN/ABN
118 896 021

Corporate key
91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5222

Postal address
GPO Box 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
Craig Andrew van der Laan de Vries

Capacity
☐ Director
☒ Company Secretary

Signature
[signature]

Date signed
29 / 10 / 07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
EMail info.enquiries@asic.gov.au
Web www.asic.gov.au

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details seperately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [ ] Director
- [x] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment

2 5 / 1 0 / 0 7
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name	Given names
Gerrard	Robert Nies

Date of Birth

0 9 / 0 7 / 6 2
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Rumbai	Indonesia '

Former Name
Eg change by deed poll, marriage

Their previous name was (Provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

9 Fourth Avenue

Suburb/City	State/Territory
EASTWOOD	NSW

Postcode	Country (if not Australia)
2122	

If an 'Alternate director', for whom
Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form.
(Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)

    /   /
[D D] [M M] [Y Y]

- [ ] Alternate director terms of appointment attached

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

30 October 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 8,316 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,316
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	8,316 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 October 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,420,752,468	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,095,423	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

{OWB 00012195}

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 October 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==